Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126874

Prospectus

TECO ENERGY, INC.

Offer to Exchange

Up to $200,000,000 Principal Amount Outstanding 6.75% Notes due 2015 for a Like Principal Amount of 6.75% Notes due 2015 which have been registered under the Securities Act of 1933	and	Up to $100,000,000 Principal Amount Outstanding Floating Rate Notes due 2010 for a Like Principal Amount of Floating Rate Notes due 2010 which have been registered under the Securities Act of 1933

We are offering to exchange 6.75% notes due 2015 and floating rate notes due 2010 that we have registered under the Securities Act of 1933 for all outstanding 6.75% notes due 2015 and floating rate notes due 2010, respectively. We refer to the registered 6.75% notes due 2015 as the “new 6.75% notes,” to the registered floating rate notes due 2010 as the “new floating rate notes” and to the new 6.75% notes and the new floating rate notes together as “the new notes.” We refer to the outstanding 6.75% notes due 2015 as “the old 6.75% notes” and to the outstanding floating rate notes due 2010 as “the old floating rate notes” and to the old 6.75% notes and the old floating rate notes together as “the old notes.”

The Exchange Offer

•	We will exchange an equal principal amount of new notes that are freely tradeable for all old notes that are validly tendered and not validly withdrawn.
•	The exchange offer expires at 5:00 p.m., New York City time, on October 14, 2005, unless extended.
•	You may withdraw tenders of outstanding old notes at any time prior to the expiration of the exchange offer.
•	The exchange offer is subject to the satisfaction of limited, customary conditions.
•	The exchange of old notes for new notes in the exchange offer generally will not be a taxable event for U.S. federal income tax purposes.
•	We will not receive any proceeds from the exchange offer.

The New Notes

•	We are offering the new notes in order to satisfy our obligations under the registration rights agreements entered into in connection with the private placements of the old notes.
•	The terms of the new 6.75% notes and the new floating rate notes to be issued in the exchange offer are substantially similar to the terms of the old 6.75% notes and the old floating rate notes, respectively, except that the new notes are registered under the Securities Act and have no transfer restrictions, rights to additional payments or registration rights except in limited circumstances.
•	We do not intend to apply for listing of the new notes on any securities exchange or to arrange for them to be quoted on any quotation system.

See “ Risk Factors” beginning on page 8 for a discussion of risks that you should consider in connection with the exchange offer.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. The letter of transmittal relating to the exchange offer states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new 6.75% notes and new floating rate notes received in exchange for old 6.75% notes and old floating rate notes, respectively, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” on page 46.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 13, 2005

To obtain timely delivery of any of the documents referenced below, you must request them no later than five business days before the date you must make your investment decision. Accordingly, if you would like to request any documents, you should do so by no later than October 6, 2005 in order to receive them before the expiration of the exchange offer.

AVAILABLE INFORMATION

We have filed this prospectus with the SEC as part of a registration statement on Form S-4 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement because some parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth below.

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available on the SEC’s website at www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.tecoenergy.com. Our website is not part of this prospectus. You may request a copy of the registration statement, including the exhibits to the registration statement, at no cost by writing or calling us at the address provided below under “Incorporation by Reference.”

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. Any information incorporated by reference is an important part of this prospectus. Certain information that we subsequently file with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. In particular, you should be aware that the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data of TECO Energy, Inc.” and our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 15, 2005, have been superseded by the corresponding information filed with our Current Report on Form 8-K dated May 23, 2005 and filed with the SEC on that date. We incorporate by reference the documents listed below, which we have filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of filing the registration statement relating

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to this exchange offer and until all the notes offered by this prospectus have been exchanged and all conditions to the consummation of those exchanges have been satisfied; except that, unless we indicate otherwise, we do not incorporate any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

•	our Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 15, 2005 and Amendment No. 1 to that Annual Report on Form 10-K/A filed with the SEC on August 26, 2005;

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 9, 2005 and for the quarter ended June 30, 2005 filed with the SEC on August 9, 2005; and

•	our Current Reports on Form 8-K filed with the SEC on January 5, 2005, January 6, 2005, January 12, 2005, January 13, 2005, January 19, 2005, January 26, 2005, February 1, 2005, April 6, 2005, April 21, 2005, April 27, 2005, April 29, 2005, May 23, 2005, May 31, 2005, June 1, 2005, June 7, 2005, June 8, 2005, June 13, 2005, July 27, 2005, July 29, 2005, August 18, 2005, September 1, 2005 and September 9, 2005.

You may request a copy of any of these filings at no cost, by writing or calling us at the following address:

Director of Investor Relations

TECO Energy, Inc.

702 North Franklin Street

Tampa, Florida 33602

(813) 228-4111

The information relating to us contained in this prospectus and any prospectus supplement does not purport to be complete and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference into this prospectus or any prospectus supplement. Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent that a statement contained in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have incorporated by reference into this prospectus may contain statements about future events, expectations or future financial performance. These forward-looking statements are identifiable by our use of such words as “anticipate,” “believe,” “expect,” “intend,” “may,” “project,” “will” or other similar words or expressions.

Without limiting the foregoing, any statements relating to our:

•	anticipated capital investments;
•	liquidity and financing requirements;
•	projected operating results;
•	future transactions; and
•	other plans

are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements. When considering forward-looking statements, you should keep in mind the cautionary statements describing these uncertainties and business risks in this prospectus and the documents incorporated by reference, including “Risk Factors” and the Investment Considerations included in our filings with the SEC.

You should keep in mind that any forward-looking statement made by us in this prospectus or elsewhere speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. In any event, these and other important factors may cause actual results to differ materially from those indicated by our forward-looking statements. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus or elsewhere might not occur.

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PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. It does not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and financial statements, including notes thereto, appearing in or incorporated by reference into this prospectus. You should carefully read this entire prospectus, including “Risk Factors” and the documents that we have filed with the SEC and incorporated by reference into this prospectus. Unless the context otherwise requires, references to “we,” “our,” “ours” and “us” refer to TECO Energy, Inc.

Our Company

We are a holding company with five core businesses, consisting of regulated electric and gas utility operations in Florida and three unregulated businesses. Tampa Electric Company, our largest subsidiary, has regulated electric and gas utility operations in separate divisions. Our unregulated businesses are involved in coal mining and synthetic fuel production and sale, marine transportation and electric generation and distribution in Guatemala.

We were incorporated in Florida in 1981 as part of a restructuring in which we became the parent of Tampa Electric Company. We are an electric and gas utility holding company, exempt from registration under the Public Utility Holding Company Act of 1935. As a holding company, we currently own no operating assets but hold all of the common stock of Tampa Electric Company and, directly or through our subsidiary holding companies, other operating subsidiaries.

Strategic Overview. Our strategy is to focus on our regulated utility operations in the high-growth Florida markets and on our other profitable unregulated businesses. Part of this strategy has been to reduce our exposure to the merchant power sector. Our recent actions in support of reducing that exposure include our decision in 2004 to exit our indirect ownership of the Union and Gila River power stations and to transfer the ownership of these power stations to the lending group, which we completed effective as of May 31, 2005; the sales in 2004 of our indirect 50% ownership interest in Texas Independent Energy, owner of two power plants in Texas, and of our indirect 100% ownership interest in the Frontera Power Station in Texas; the sale in April 2005 of our indirect 100% ownership interest in the Commonwealth Chesapeake Power Station in Virginia; our recognizing an impairment of the value of the unfinished Dell and McAdams power stations in December 2004; and the sale in August 2005 of the Dell Power Station. We also sold our unregulated energy service businesses in 2004 and in January 2005. In addition, we are focusing on reducing our debt, including the debt incurred as a result of our merchant power investments, strengthening our balance sheet and improving our credit rating parameters.

Recent Developments. On August 16, 2005, our indirect subsidiary, TPS Dell, LLC, completed the previously announced sale of the Dell Power Station to Associated Electric Cooperative, Inc., a Missouri electric cooperative, for $75 million. We estimate the third-quarter impact to net income to be a gain of approximately $5 to $8 million, including a $15 million after-tax gain on the sale ($23 million pretax), offset by certain contract termination costs as a result of the disposition. The final proceeds, net of retained liabilities, are expected to be approximately $65 million. The Dell Power Station is a partially constructed 599 megawatt, natural gas-fired, combined-cycle electric generating facility located in Dell, Arkansas.

Our principal executive offices are located at 702 North Franklin Street, Tampa, Florida 33602. Our telephone number is (813) 228-1111.

The Exchange Offer

All capitalized terms used, but not defined, in this section shall have the respective meanings set forth under “Description of the Notes” beginning on page 28.

Summary of Terms of the Exchange Offer

Background

We sold the old 6.75% notes and the old floating rate notes on May 26, 2005 and June 7, 2005, respectively, in unregistered private placements to a group of investment banks as initial purchasers. In connection with those private placements, we entered into registration rights agreements in which we agreed to deliver this prospectus to you and to make an exchange offer for the old notes.

The Exchange Offer	We are offering to exchange:

•	up to $200 million aggregate principal amount of new 6.75% notes, which have been registered under the Securities Act, for up to $200 million aggregate principal amount of old 6.75% notes; and

•	up to $100 million aggregate principal amount of new floating rate notes, which have been registered under the Securities Act, for up to $100 million aggregate principal amount of old floating rate notes.

You may tender old notes only in integral multiples of $1,000 principal amount.

Resale of New Notes

Based on interpretive letters of the SEC staff to third parties, we believe that you may resell and transfer the new notes issued pursuant to the exchange offer in exchange for old notes without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

•	you are acquiring the new notes in the ordinary course of your business,

•	you have no arrangement or understanding with any person to participate in the distribution of the new notes, and

•	you are not our affiliate as defined under Rule 405 of the Securities Act.

If you fail to satisfy any of these conditions, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

Broker-dealers that acquired old notes directly from us, but not as a result of market-making activities or other trading activities, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes. See “Plan of Distribution” on page 46.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer in exchange for old notes that it acquired as a result of market-making or other trading activities must deliver a prospectus in connection with any resale of the new notes and provide us with a signed acknowledgement of this obligation.

Consequences If You Do Not Exchange Your Old Notes

Old notes that are not tendered in the exchange offer or are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell the old notes unless:

•	an exemption from the requirements of the Securities Act is available to you,

•	we register the resale of old notes under the Securities Act, or

•	the transaction requires neither an exemption from nor registration under the requirements of the Securities Act.

After the completion of the exchange offer, we will no longer have an obligation to register the old notes, except in limited circumstances. See “Registration Rights; Additional Payments” on page 39.

Expiration Date	5:00 p.m., New York City time, on October 14, 2005, unless we extend the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to limited, customary conditions, which we may waive. See “The Exchange Offer—Conditions to the Exchange Offer” on page 22.

Procedures for Tendering Old Notes	If you wish to accept the exchange offer, you must deliver to the exchange agent, before the expiration of the exchange offer:

•	either a completed and signed letter of transmittal or, for old notes tendered electronically, an agent’s message from The Depository Trust Company (which we refer to as DTC), Euroclear or Clearstream stating that the tendering participant agrees to be bound by the letter of transmittal and the terms of the exchange offer,

•	your old notes, either by tendering them in physical form or by timely confirmation of book-entry transfer through DTC, Euroclear or Clearstream, and

•	all other documents required by the letter of transmittal.

If you hold old notes through DTC, Euroclear or Clearstream, you must comply with their standard procedures for electronic tenders, by which you will agree to be bound by the letter of transmittal.

By signing, or by agreeing to be bound by, the letter of transmittal, you will be representing to us that:

•	you will be acquiring the new notes in the ordinary course of your business,

•	you have no arrangement or understanding with any person to participate in the distribution of the new notes, and

•	you are not our affiliate as defined under Rule 405 of the Securities Act.

See “The Exchange Offer—Procedures for Tendering” on page 23.

Guaranteed Delivery Procedures for Tendering Old Notes

If you cannot meet the expiration deadline or you cannot deliver your old notes, the letter of transmittal or any other documentation to comply with the applicable procedures under DTC, Euroclear or Clearstream standard operating procedures for electronic tenders in a timely fashion, you may tender your notes according to the guaranteed delivery procedures set forth under “The Exchange Offer—Guaranteed Delivery Procedures” on page 25.

Special Procedures for Beneficial Holder

If you beneficially own old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender in the exchange offer, you should contact that registered holder promptly and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either arrange to have the old notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Withdrawal Rights	You may withdraw your tender of old notes at any time before the exchange offer expires.

Tax Consequences	The exchange pursuant to the exchange offer generally will not be a taxable event for U.S. federal income tax purposes. See “United States Federal Income Tax Consequences” on page 41.

Use of Proceeds	We will not receive any proceeds from the exchange or the issuance of the new notes.

Accounting Treatment

We will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses that we will pay in connection with the exchange offer will increase our deferred financing costs in accordance with generally accepted accounting principles. See “The Exchange Offer—Accounting Treatment” on page 27.

Exchange Agent	The Bank of New York is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under “Exchange Agent” on page 47.

Information Agent	Morrow & Co., Inc. is serving as information agent in connection with the exchange offer. The address and telephone number of the information agent are set forth under “Information Agent” on page 47.

Summary Description of the New Notes

The form and terms of the new 6.75% notes and the new floating rate notes are the same as the form and terms of the old 6.75% notes and the old floating rate notes, respectively, except that:

•	the new notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer; and

•	specified rights under the registration rights agreement, including the provisions providing for registration rights and the payment of additional payments in specified circumstances, will be limited or eliminated.

The new 6.75% notes and the new floating rate notes will evidence the same debt as the old 6.75% notes and the old floating rate notes, respectively, and will rank equally with the old 6.75% notes and the old floating rate notes, respectively. The same indenture will govern both the old 6.75% notes and the new 6.75% notes and the old floating rate notes and the new floating rate notes, respectively. We refer to the old 6.75% notes and the new 6.75% notes together as the “6.75% notes,” to the old floating rate notes and the new floating rate notes together as the “floating rate notes” and to the 6.75% notes and the floating rate notes together as the “notes.”

Issuer	TECO Energy, Inc.

New Notes Offered	$200,000,000 aggregate principal amount of 6.75% Notes due 2015; and $100,000,000 aggregate principal amount of Floating Rate Notes due 2010.

Maturity Date:

6.75% Notes	May 1, 2015.
Floating Rate Notes	May 1, 2010.

Interest Rate:

6.75% Notes	6.75% per year from May 26, 2005 to, but excluding May 1, 2015.
Floating Rate Notes	LIBOR (as defined) plus 2.0% per year, reset quarterly.

Interest Payment Dates:

6.75% Notes	May 1 and November 1 commencing on November 1, 2005.
Floating Rate Notes	February 1, May 1, August 1 and November 1 commencing on August 1, 2005.

Denominations	$1,000 and integral multiples of $1,000.

Optional Redemption:

6.75% Notes

We may redeem some or all of the 6.75% notes at a price equal to the greater of (i) 100% of the principal amount of the 6.75% notes to be redeemed, plus accrued and unpaid interest, or (ii) the net present value of the remaining payments of principal and interest on the 6.75% notes, discounted at the Treasury Rate (as defined), plus 50 basis points.

See “Description of the Notes—Optional Redemption” on page 30.

Floating Rate Notes	At any time before May 1, 2007, we may redeem some or all of the new floating rate notes at a price equal to the greater of (i) 100% of the principal amount of the new floating rate notes to be redeemed, plus accrued and unpaid interest, or (ii) the net present value of the remaining payments of principal and interest on the new floating rate notes, discounted at the Treasury Rate (as defined), plus 50 basis points.

We may redeem the new floating rate notes, in whole or in part, at any time on or after May 1, 2007 at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest.

See “Description of the Notes—Optional Redemption” on page 30.

Negative Pledge:	The indentures governing each series of new notes contain a covenant that will limit our ability to incur certain liens. See “Description of the Notes—Negative Pledge” on page 33.

Ranking

The new notes will be our unsecured debt and will rank on a parity with our other unsecured and unsubordinated debt from time to time outstanding, and would be effectively subordinated to any secured debt that we may incur, including borrowings under our existing bank credit facility. In addition, because we are a holding company that conducts our operations through our subsidiaries, holders of the new notes will have a junior position to the claims of creditors of our subsidiaries.

As of June 30, 2005:

•	we had $3,809 million of consolidated long-term debt outstanding;

•	we had $1,786 million of unsecured and unsubordinated debt outstanding ranking equally with the notes;

•	we had no secured debt outstanding under our $200 million bank credit facility, but $27 million of letters of credit outstanding under that facility;

•	we had $70 million outstanding under short-term credit facilities, including $60 million under the one year secured accounts receivable credit facility at Tampa Electric; and

•	our subsidiaries had $1,714 million of debt outstanding.

No Listing

The new notes will generally be freely transferable, but will be a new issue of securities for which there will not initially be a market. Accordingly, a market for the new notes may not develop, or if a market does develop, it may not provide adequate liquidity. We do not intend to apply for listing of the new notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. We expect that the new notes will be eligible for trading in The PORTALSM Market.

Additional Issuances

We may, at any time, without the consent of the holders of the new notes, issue additional new notes having the same ranking and the same interest rate, maturity and other terms as the new notes. Any additional notes having such similar terms, together with the new notes, may constitute a single series of notes under the indenture.

Trustee	The Bank of New York.

For more information about the notes, see “Description of the Notes” beginning on page 28.

RISK FACTORS

Participating in the exchange offer and holding new notes involves significant risks relating to the new notes and our business, including financing risks, general business risks and operational risks. Please see “Risk Factors” beginning on page 8 for a discussion of some of these risks.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods shown.

	Six Months Ended June 30, 2005	Year Ended December 31,
		2004(1)	2003	2002	2001	2000
Ratio of earnings to fixed charges	1.43x	—	1.05x	1.55x	2.01x	2.35x

(1)	Earnings were insufficient to cover fixed charges by $636.3 million. The ratio was –0.89x, which includes the effect of items that reduced pretax income by $789.1 million.

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments and fixed charges, less capitalized interest. Fixed charges consist of interest expense on indebtedness and capitalized interest, amortization of debt premium, and the interest component of rentals. We do not have any preferred stock outstanding, and there were no preferred stock dividends paid or accrued during the periods presented. Further, we have had significant charges (most of which were non-cash) and gains in the periods presented. You should read our financial statements and related notes and the sections titled “Management’s Discussion & Analysis of Financial Condition & Results of Operations” in our Current Report on Form 8-K dated May 23, 2005, with respect to 2004, Annual Reports on Form 10-K for the other years presented and our Quarterly Report on Form 10-Q for the period ended June 30, 2005 for information regarding the items included in the calculations above, including with respect to these charges and gains. See “Available Information.”

RISK FACTORS

You should carefully consider the following risk factors and the other information in this prospectus and the documents incorporated by reference into this prospectus before deciding whether to participate in the exchange offer. The risks described below are not the only ones facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business. Any of the following risks could materially adversely affect our business, financial condition or results of operations, which in turn could cause you to lose all or part of your investment.

Risks Related to the Exchange Offer

If you fail to exchange your old notes, they will continue to be restricted securities and may become less liquid.

Old notes that you do not tender or that we do not accept because of an invalid tender will, following the exchange offer, continue to be restricted securities. You may not offer or sell untendered old notes except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We will issue new notes in exchange for the old notes pursuant to the exchange offer only following the satisfaction of procedures and conditions described elsewhere in this prospectus. These procedures and conditions include timely receipt by the exchange agent of the old notes and of a properly completed and duly executed letter of transmittal.

Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer to be substantially limited. Any old note tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Following the exchange offer, if you did not tender your old notes you generally will not have any further registration rights and your old notes will continue to be subject to transfer restrictions. Accordingly, the liquidity of the market for any old notes could be adversely affected.

Risks Related to Our Business

Financing Risks

We have substantial indebtedness, which could adversely affect our financial condition and financial flexibility.

We have significant indebtedness, which has resulted in an increase in the amount of fixed charges we are obligated to pay. The level of our indebtedness and restrictive covenants contained in our debt obligations could limit our ability to obtain additional financing or refinance existing debt and could prevent the repayment of subordinated debt and the payment of dividends if those payments would cause a violation of the covenants.

We and Tampa Electric must meet certain financial tests as defined in the applicable agreements to use our and its respective credit facilities. Also, we, Tampa Electric and other operating companies have certain restrictive covenants in specific agreements and debt instruments. The restrictive covenants of our subsidiaries could limit their ability to make distributions to us, which would further limit our liquidity. Please see the “Credit Facilities” and “Covenants in Financing Agreements” sections and “Significant Financial Covenants” table in the “Liquidity, Capital Resources” section of “Management’s Discussion & Analysis of Financial Condition & Results of Operations” section of our periodic reports filed with the SEC, including our Current Report on Form 8-K dated May 23, 2005 and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 for descriptions of these tests and covenants.

As of June 30, 2005, we were in compliance with required financial covenants, but we cannot assure you that we will be in compliance with these financial covenants in the future. Our failure to comply with any of these covenants or to meet our payment obligations could result in an event of default which, if not cured or waived, could result in the acceleration of other outstanding debt obligations. We may not have sufficient working capital or liquidity to satisfy our debt obligations in the event of an acceleration of all or a portion of our outstanding obligations. In addition, if we had to defer interest payments on our subordinated notes underlying the outstanding trust preferred securities, we would be prohibited from paying cash dividends on our common stock until all unpaid distributions on those subordinated notes were made.

We also incur obligations in connection with the operations of our subsidiaries and affiliates that do not appear on our balance sheet. These obligations take the form of guarantees, letters of credit and contractual commitments, as described under “Off Balance Sheet Financing” and “Liquidity, Capital Resources” of the “Management’s Discussion & Analysis of Financial Condition & Results of Operations” section of our periodic reports filed with the SEC, including our Current Report on Form 8-K dated May 23, 2005 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005. In addition, our unconsolidated affiliates have incurred non-recourse debt. Although we are not obligated on that debt, our investments in those unconsolidated affiliates are at risk if the affiliates default on their debt.

Our financial condition and ability to access capital may be materially adversely affected by ratings downgrades.

Our senior unsecured debt is rated below investment grade by Standard & Poor’s, or S&P, at BB with a stable outlook, by Moody’s Investor’s Services, or Moody’s, at Ba2 with a stable outlook and by Fitch Ratings, or Fitch, at BB+ with a stable outlook. The senior unsecured debt of Tampa Electric Company is rated by S&P at BBB- with a stable outlook, by Moody’s at Baa2 with a stable outlook and by Fitch at BBB+ with a stable outlook. Any downgrades by the rating agencies may affect our ability to borrow, may change requirements for future collateral or margin postings and may increase our financing costs, which may decrease our earnings. We also may experience greater interest expense than we may have otherwise if, in future periods, we replace maturing debt with new debt bearing higher interest rates due to any such downgrades. In addition, downgrades could adversely affect our relationships with customers and counterparties.

As a result of past rating actions, our subsidiaries were required to post collateral with counterparties to transact in the forward markets for electricity and gas. At June 30, 2005, because of our actions in 2004 to reduce our exposure to merchant power and to exit the energy services and products businesses, we have minimal exposure to additional calls for collateral. At current ratings, Tampa Electric and Peoples Gas System are able to purchase gas and electricity without providing collateral. If the ratings of Tampa Electric Company declined to below investment grade, Tampa Electric and Peoples Gas System could be required to post collateral to support their purchases of gas and electricity.

If we are unable to limit capital expenditure levels as forecasted, our financial condition and results could be adversely affected.

Part of our plan includes capital expenditures at the operating companies at maintenance levels plus identified capital expenditures for compliance with our environmental consent decree for the next several years. We cannot be sure that we will be successful in limiting capital expenditures to the planned amount. If we are unable to limit capital expenditures to the forecasted levels, we may need to draw on credit facilities, access the capital markets on unfavorable terms or ultimately sell additional assets to improve our financial position. We cannot be sure that we will be able to obtain additional financing or sell such assets, in which case our financial position, earnings and credit ratings could be adversely affected.

Because we are a holding company, we are dependent on cash flow from our subsidiaries, which may not be available in the amounts and at the times we need it.

We are a holding company and are dependent on cash flow from our subsidiaries to meet our cash requirements that are not satisfied from external funding sources. Some of our subsidiaries have indebtedness containing restrictive covenants which, if violated, would prevent them from making cash distributions to us. In particular, certain long-term debt at Peoples Gas System prohibits payment of dividends to us if Tampa Electric Company’s consolidated shareholders’ equity is lower than $500 million. At June 30, 2005, Tampa Electric Company’s consolidated shareholders’ equity was approximately $1.7 billion. Also, our wholly owned subsidiary, TECO Diversified, Inc., the holding company for TECO Transport, TECO Coal and TECO Solutions, has a guarantee related to a coal supply agreement that could limit the payment of dividends by TECO Diversified to us.

We are vulnerable to interest rate changes and may not have access to capital at favorable rates, if at all.

A portion of our debt bears interest at variable rates, including the floating rate notes. Increases in interest rates therefore may require a greater portion of our cash flow to be used to pay interest. In addition, changes in interest rates and capital markets generally affect our cost of borrowing and access to these markets.

Merchant Power Project Risks

The status of our investment in the suspended McAdams plant is subject to uncertainties which could result in additional impairments.

Our investment in the McAdams power plant was written down to reflect current fair market value as of December 31, 2004. We are pursuing the sale of this plant. Because the write-off was to estimated fair market value, there is a risk of further impairment should we be unable to sell the McAdams Power Station or otherwise obtain our estimated market value for it.

General Business and Operational Risks

General economic conditions may adversely affect our businesses.

Our businesses are affected by general economic conditions. In particular, the projected growth in Tampa Electric’s service area and in Florida is important to the realization of Tampa Electric’s and Peoples Gas System’s respective forecasts for annual energy sales growth. An unanticipated downturn in the Tampa Electric service area’s or in Florida’s economy could adversely affect Tampa Electric’s or Peoples Gas System’s expected performance.

Our unregulated businesses, TECO Transport, TECO Coal and TECO Guatemala, are also affected by general economic conditions in the industries and geographic areas they serve, both nationally and internationally.

Potential competitive changes may adversely affect our regulated electric and gas businesses.

The U.S. electric power industry has been undergoing restructuring. Competition in wholesale power sales has been introduced on a national level. Some states have mandated or encouraged competition at the retail level and, in some situations, required divestiture of generating assets. While there is active wholesale competition in Florida, the retail electric business has remained substantially free from direct competition. Although not expected in the foreseeable future, changes in the competitive environment occasioned by legislation, regulation, market conditions or initiatives of other electric power providers, particularly with respect to retail competition, could adversely affect Tampa Electric’s business and its performance.

The gas distribution industry has been subject to competitive forces for several years. Gas services provided by Peoples Gas System are now unbundled for all non-residential customers. Because Peoples Gas System earns margins on distribution of gas but not on the commodity itself, unbundling has not negatively impacted Peoples Gas System’s results. However, future structural changes that we cannot predict could adversely affect Peoples Gas System.

Our electric and gas businesses are highly regulated, and any changes in regulatory structures could lower revenues or increase costs or competition.

Tampa Electric and Peoples Gas System operate in highly regulated industries. Their retail operations, including the prices charged, are regulated by the Florida Public Service Commission, and Tampa Electric’s wholesale power sales and transmission services are subject to regulation by the Federal Energy Regulatory Commission. Changes in regulatory requirements or adverse regulatory actions could have an adverse effect on Tampa Electric’s or Peoples Gas System’s financial performance by, for example, increasing competition or costs, threatening investment recovery or impacting rate structure.

Our businesses are sensitive to variations in, and extreme, weather and have seasonal variations.

Most of our businesses are affected by variations in general weather conditions and unusually severe weather. Tampa Electric’s and Peoples Gas System’s energy sales are particularly sensitive to variations in weather conditions. Those companies forecast energy sales on the basis of normal weather, which represents a long-term historical average. Significant variations from normal weather could have a material impact on energy sales. Unusual weather, such as hurricanes like those experienced in 2004, could adversely affect operating costs and sales and cause damage to our facilities, requiring additional costs to repair.

Peoples Gas System, which has a typically short but significant winter peak period that is dependent on cold weather, is more weather-sensitive than Tampa Electric, which has both summer and winter peak periods. Mild winter weather in Florida can be expected to negatively impact results at Peoples Gas System.

Variations in weather conditions also affect the demand and prices for the commodities sold by TECO Coal. TECO Transport is also impacted by weather because of its effects on the supply of and demand for the products transported. Severe weather conditions could interrupt or slow service and increase operating costs of those businesses.

Commodity price changes may affect the operating costs and competitive positions of our businesses.

Most of our businesses are sensitive to changes in coal, gas, oil and other commodity prices. Any changes could affect the prices these businesses charge, their operating costs and the competitive position of their products and services.

In the case of Tampa Electric, fuel costs used for generation are affected primarily by the cost of coal and gas. Tampa Electric is able to recover the cost of fuel through retail customers’ bills, but increases in fuel costs affect electric prices and, therefore, the competitive position of electricity against other energy sources.

The ability to make sales and the margins earned on wholesale power sales are affected by the cost of fuel to Tampa Electric, particularly as it compares to the costs of other power producers.

In the case of Peoples Gas System, costs for purchased gas and pipeline capacity are recovered through retail customers’ bills, but increases in gas costs affect total retail prices, and therefore, the competitive position of Peoples Gas System relative to electricity, other forms of energy and other gas suppliers.

We rely on some transmission and distribution assets that we do not own or control to deliver wholesale electricity, as well as natural gas. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver electricity and natural gas may be hindered.

We depend on transmission and distribution facilities owned and operated by other utilities and energy companies to deliver the electricity and natural gas we sell to the wholesale and retail markets, as well as the natural gas we purchase for use in our electric generation facilities. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver products and satisfy our contractual and service obligations may be hindered.

The Federal Energy Regulatory Commission has issued regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, there is the potential that fair and equal access to transmission systems will not be available or that sufficient transmission capacity will not be available to transmit electric power as we desire. We cannot predict the timing of industry changes as a result of these initiatives or the adequacy of transmission facilities. Likewise, unexpected interruption in upstream natural gas supply or transmission could affect our ability to generate power or deliver natural gas to local distribution customers.

The uncertain outcome regarding the creation of regional transmission organizations, or RTOs, may impact our operations, results or financial condition.

There continue to be proposals regarding development of RTOs, which would independently control the transmission assets of participating utilities in peninsular Florida. Given the regulatory uncertainty of the ultimate timing, structure and operations of any RTOs or an alternate combined transmission structure, we cannot predict what effect their creation will have on our future operations, results or financial condition.

We may be unable to take advantage of our existing tax credits and deferred tax benefits. Additionally, our earnings from outside investors in the non-conventional fuels production facilities may be impacted by domestic oil prices.

We have generated significant tax credits and deferred tax assets that are being carried over to future periods to reduce future cash payments for income tax. Our ability to utilize the carry-over credits and deferred tax assets is dependent upon sufficient generation of future taxable income.

We derive a portion of our net income from Section 29 tax credits related to the production of non-conventional fuels. Although we have sold 98% of our interest in the synthetic fuel production facilities, the amounts we realize from the sales and our continuing operations of the facilities on behalf of the third-party owners are dependent on the continued availability to the purchasers of the tax credits. The availability of the Section 29 tax credits to those purchasers could be negatively impacted by administrative actions of the Internal Revenue Service or the U.S. Treasury or changes in law, regulation or administration. In addition, although we have partially hedged against it, the tax credits to the purchasers of our non-conventional fuels production facilities could be limited if annual average domestic oil prices in 2005, as measured by the Department of Energy reference price, exceed an estimated $52 per barrel, which is the approximate equivalent of $57 per barrel on NYMEX. Any such limitation could adversely affect our earnings and cash flows through the life of the tax credits, which are scheduled to expire at the end of 2007.

Impairment testing of certain long-lived assets and goodwill could result in impairment charges.

We test our long-lived assets and goodwill for impairment annually or more frequently if certain triggering events occur. Should the current carrying values of any of these assets not be recoverable, we would incur charges to write down the assets to fair market value.

Problems with operations could cause us to incur substantial costs.

Each of our subsidiaries is subject to various operational risks, including accidents, or equipment failures and operations below expected levels of performance or efficiency. As operators of power generation facilities, our subsidiaries could incur problems such as the breakdown or failure of power generation equipment, transmission lines, pipelines or other equipment or processes that would result in performance below assumed levels of output or efficiency. Our outlook assumes normal operations and normal maintenance periods for our operating companies’ facilities.

Our international projects and the operations of TECO Transport are subject to risks that could result in losses or increased costs.

Our international projects involve numerous risks that are not present in domestic projects, including expropriation, political instability, currency exchange rate fluctuations, repatriation restrictions, and regulatory and legal uncertainties. Our international subsidiaries attempt to manage these risks through a variety of risk mitigation measures, including specific contractual provisions, obtaining non-recourse financing and obtaining political risk insurance where appropriate.

Guatemala, similar to many countries, has been experiencing increasing fuel and corresponding electricity prices. As a result, TECO Guatemala’s operations are exposed to increased risks as the country’s government and regulatory authorities seek ways to reduce the cost of energy to its consumers.

TECO Transport is exposed to operational risks in international ports, primarily due to its need for suitable labor and equipment to safely discharge its cargoes in a timely manner. TECO Transport attempts to manage these risks through a variety of risk mitigation measures, including retaining agents with local knowledge and experience in successfully discharging cargoes and vessels similar to those used by TECO Transport.

Changes in the environmental laws and regulations affecting our businesses could increase our costs or curtail our activities.

Our businesses are subject to regulation by various governmental authorities dealing with air, water and other environmental matters. Changes in compliance requirements or the interpretation by governmental authorities of existing requirements may impose additional costs on us or require us to curtail some of our businesses’ activities.

We are currently defending lawsuits in which we could be liable for damages and responding to an informal inquiry of the SEC.

A number of securities class action lawsuits were filed in August, September and October 2004 against us and certain of our current and former officers by purchasers of our securities during the period October 30, 2001 to February 4, 2003. These suits, which were filed in the U.S. District Court for the Middle District of Florida, allege disclosure and financial reporting violations under the Securities Exchange Act of 1934. These actions seek unspecified damages. These actions were consolidated, and on February 1, 2005, the court entered its order appointing the lead plaintiff group, the lead plaintiff for the class and lead counsel. The lead plaintiffs filed their amended consolidated complaint on May 3, 2005. We filed our motion to dismiss on July 25, 2005 and the plaintiffs have 60 days to file a response.

In addition, in connection with an SEC informal inquiry resulting from a letter from the former non-equity member in the project entity for the Commonwealth Chesapeake Power Station raising issues related to the arbitration proceeding involving that project, the SEC has requested additional information primarily related to the allegations made in these securities class action lawsuits, focusing on various merchant plant investments and related matters. We are cooperating with the SEC and have provided the SEC with significant information in accordance with an agreed upon schedule and process.

In March 2001, TECO Wholesale Generation, Inc. (under its former name of TECO Power Services Corporation) was served with a lawsuit filed in Hillsborough County Florida, by a Tampa-based firm named Grupo Interamerica, LLC, or Grupo, in connection with a potential investment in a power project in Colombia in 1996. Grupo alleged, among other things, that TECO Wholesale Generation breached an oral contract with Grupo. On August 3, 2004, the trial court granted TECO Wholesale Generation’s motion for summary judgment, leaving only one count remaining in the lawsuit. On October 18, 2004, TECO Wholesale Generation’s motion for summary judgment on the remaining count was granted. The plaintiffs have appealed. Oral argument in the case has been scheduled for September 13, 2005, and we expect the appellate court would render a decision by the end of 2005.

On August 30, 2004, a Colombian trade union, which was to have been the owner/lessor of the power plant if the transaction had been consummated, filed a demand for arbitration in Colombia pursuant to provisions of a confidentiality and exclusivity agreement between the trade union and an indirect subsidiary of TECO Wholesale Generation, TPS International Power, Inc., or TPSIP, alleging breach of contract and seeking damages of approximately $50 million. Both we and TECO Wholesale Generation were also named, although neither of us was a party to the confidentiality and exclusivity agreement. Grupo is funding this arbitration pursuant to a contract under which Grupo would share in the recovery, 75% to Grupo and 25% to the trade union. The parties’

arbitrators have been selected by the parties. TPSIP has filed a counterclaim seeking to limit recovery to the amount of recovery, if any, that will go to the trade union to the 25% it has agreed to under its arrangement with Grupo. The applicable Colombian statute only allows recovery by the aggrieved party (the trade union in this case) and reimbursement by Grupo of the costs of the trade union’s recovery. On April 26, 2005, the arbitration panel dismissed us and TECO Wholesale Generation as parties for lack of jurisdiction; accepted TPSIP’s counterclaim and established the arbitrator’s fees at $0.7 million which have all been paid by Grupo. Grupo and the trade union have restated their claim and filed the agreement between them, which in addition to the allocation of the proceeds of recovery 75% to Grupo and 25% to the trade union, further requires that Grupo pay the trade union $10 million if a proceeding had not been filed in Colombia by a date certain. Discovery has not begun but consists of paper filings. This proceeding may take 18 to 24 months, and there is greater uncertainty of the outcome of this proceeding due to the venue and rules of the arbitration being governed by a foreign jurisdiction.

Tampa Electric is a defendant in three lawsuits that were filed in 2003 in the Circuit Court in Hillsborough County by residents in the areas surrounding certain transmission structures. In April 2005, a fourth lawsuit by another group of residents who live in the vicinity of large transmission lines was filed in the Circuit Court in Hillsborough County and has been consolidated with the Jorissen case, one of the previously filed lawsuits. These transmission structures were put in place by Tampa Electric to move electricity to the northwest part of its service territory where significant population growth has been experienced. The plaintiffs in the initial three lawsuits sought class action status, which was denied. The three cases are pending before two separate judges. Summary judgment denying injunctive relief (non-monetary relief) has been granted in one of the cases and motions for summary judgment in the other two cases (Shaw and Jorissen), which were consolidated, were denied. The cases are presently scheduled for trial in September 2005, but Tampa Electric believes that they will be scheduled for a later date. Recently, the two consolidated cases have been severed, and Tampa Electric has filed new motions for partial summary judgment on injunctive relief in both of the cases. The motion for partial summary judgment in the Jorissen case was argued on August 4, 2005, and the Court took it under advisement to rule at a later date. On August 3, 2005, the Court denied the Shaw plaintiffs’ motion to amend their complaint to add punitive damages.

We intend to vigorously defend all of these proceedings. However, we cannot predict the ultimate resolution of any of these matters at this time, and there can be no assurance that these matters will not have a material adverse impact on our financial condition or results of operations.

Risks Related to the Notes

The new notes are effectively subordinated to all existing and future indebtedness of our subsidiaries, as well as any secured debt that we incur, including borrowings under our existing bank credit facility, and you may not receive full payment on the new notes in the event of any liquidation, bankruptcy, reorganization or similar proceeding involving us.

In any liquidation, bankruptcy, reorganization or similar proceeding, there may not be sufficient assets to pay in full amounts due on the new notes. The new notes are obligations exclusively of TECO Energy, Inc., which, as a holding company, has no material assets other than its ownership of the common stock of its subsidiaries, including Tampa Electric Company. We will rely entirely upon distributions from our subsidiaries to meet the payment obligations under the new notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the new notes or otherwise to make any funds available to us, including the payment of dividends or other distributions or the extension of loans or advances. Further, the ability of our subsidiaries to make any payments to us would be dependent upon the terms of any credit facilities of the subsidiaries and upon the subsidiaries’ earnings, which are subject to various business risks. In a liquidation, bankruptcy, reorganization or similar proceeding involving us, claims of holders of the new notes would be satisfied solely from our equity interests in our subsidiaries remaining after the satisfaction of claims of creditors of the subsidiaries. Accordingly, the new notes are effectively subordinated to existing and future liabilities of our subsidiaries to their respective creditors. The new notes also are effectively subordinated to any secured debt that we incur, including borrowings under our existing bank credit facility, to the extent of the value of the assets securing that indebtedness.

There may be no public market for the new notes, which may significantly impair the liquidity and value of the new notes.

Prior to the exchange and issuance of the new notes, there has been no public market for the new notes and we cannot assure you as to:

•	the liquidity of any market that may develop;

•	your ability to sell your new notes; or

•	the price at which you would be able to sell your new notes.

If a market were to exist for the new notes, the new notes could trade at prices that may be lower than the principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance. We do not presently intend to apply for listing of the new notes on any securities exchange. The liquidity of, and trading market for, the new notes also may be adversely affected by general declines in the market or by declines in the market for similar securities. Such declines may adversely affect the liquidity and trading markets independent of our financial performance and prospects.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the new notes or from the exchange offer. This exchange offer is intended to satisfy our obligations under the registration rights agreements for the old notes. In consideration for issuing the new 6.75% notes and the new floating rate notes, we will receive a like principal amount of old 6.75% notes and old floating rate notes, respectively, which will be retired and canceled.

We received approximately $297.3 million of aggregate net proceeds from our offerings of the old notes, after deducting the initial purchasers’ discounts and other offering expenses, comprising approximately $198.2 million of net proceeds from the sale of the old 6.75% notes in May 2005 and approximately $99.1 million of net proceeds from the sale of the old floating rate notes in June 2005.

The old notes were issued as part of our debt redemption and refinancing plan. As part of this plan, we used the net proceeds from the sale of the old 6.75% notes, in the short-term, together with cash on hand, to redeem in full on June 27, 2005 the $380 million aggregate principal amount outstanding of our 10.5% notes due 2007. We also intend, as part of this plan, to use cash generated to call and retire in December 2005 and early 2006 the $200 million aggregate stated liquidation amount outstanding of the 8.5% trust preferred securities of TECO Capital Trust I. The effect of these transactions, therefore, will be to refinance the 8.5% trust preferred securities. The 8.5% trust preferred securities would be called and retired by redeeming our underlying 8.5% junior subordinated notes maturing in 2041. Our 8.5% junior subordinated notes are redeemable on or after December 20, 2005 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest thereon at the redemption date. Although we intend to call and retire the 8.5% trust preferred securities, we are not required to do so.

The net proceeds from the sale of the old floating rate notes, when combined with cash generated during 2005, provide us with increased financial flexibility to call and retire the 8.5% trust preferred securities as discussed above.

The net proceeds from the sale of the old floating rate notes also provide us with increased financial flexibility in connection with our strategy to hedge the risk from high oil prices to the cash flow benefits from the sale of ownership interests in TECO Coal’s synthetic fuel, or synfuel, production facilities. Specifically, we are seeking to protect the cash benefits of TECO Coal’s synfuel production activities from high oil prices through the use of financial instruments, as market conditions permit, to hedge approximately half of the total annual cash benefit for 2006 and 2007. In the current oil price environment, we believe the most cost-effective strategy will be to protect the “back end,” or highest portion of the tax credit phase-out at NYMEX oil prices roughly between $65 and $72 per barrel, in the event of a complete loss of the tax credit, and continue to bear the risk to the “front end,” or the initial loss of the tax credits on the lower end of the oil price curve. Our continued exposure to the “front end” risk drives our desire for increased financial flexibility over the next several years.

Pending our use of the net proceeds from the sale of the old floating rate notes to implement our plan in conjunction with our strategy, we are investing those net proceeds in short-term money market instruments.

CAPITALIZATION

The following table summarizes our capitalization as of June 30, 2005:

June 30, 2005
(in millions)

Cash	$188.2

Short-term debt	$70.0
Long-term debt (including current portion)	3,808.6
Common equity (excluding unearned compensation)
Common stock and additional paid-in capital	1,806.0
Retained earnings (including other accumulated comprehensive income)	(273.1)

Total common equity	1,532.9

Total capitalization	$5,411.5

SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The table below presents selected historical consolidated income statement data, cash flow information and balance sheet data for us and our subsidiaries. We derived this information from our audited financial statements for the years ended December 31, 2000 through December 31, 2004 and our unaudited financial statements for the six-month periods ended June 30, 2005 and 2004. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2005. The information below is only a summary. You should read it in conjunction with our historical financial statements and related notes and the sections titled “Management’s Discussion & Analysis of Financial Condition & Results of Operations” in our Current Report on Form 8-K dated May 23, 2005 and our Quarterly Report on Form 10-Q for the period ended June 30, 2005. See “Available Information.”

	Six Months Ended June 30,		Year Ended December 31,
	2005(1)	2004(2)	2004(3)	2003(4)	2002(5)	2001(6)	2000(7)
	($ in millions, except per share data)
Income Statement Data
Operating revenues	$1,403.7	$1,284.9	$2,639.4	$2,562.9	$2,487.3	$2,330.5	$2,176.0
Operating income (loss)	172.6	133.5	(380.3)	161.2	360.3	379.6	401.5
Net income from continuing operations	63.9	(50.2)	(355.5)	100.7	265.4	255.3	226.3
Earnings (loss) per share (basic) from continuing operations	0.31	(0.27)	(1.85)	0.56	1.73	1.90	1.80
Dividends paid per share	0.38	0.38	0.76	0.925	1.41	1.37	1.33
Cash Flow Information
Cash interest, net of amounts capitalized	$140.9	$148.3	$372.1	$493.1	$160.2	$178.1	$166.7
Cash flow from investing:
Capital expenditures	(142.3)	(123.9)	(273.2)	(590.6)	(1,065.2)	(965.9)	(688.4)
Other investing activities, net	155.4	167.0	363.6	214.7	(595.3)	(140.1)	(361.4)
Total	13.1	43.1	90.4	(375.9)	(1,660.5)	(1,106.0)	(1,049.8)
Cash flow from financing	23.0	(125.7)	(241.5)	(238.3)	1,307.4	613.6	665.6
Cash flow from operations	55.4	60.0	139.6	311.3	655.7	502.7	386.3

	As of June 30,	As of December 31,
	2005	2004	2003	2002	2001	2000
	($ in millions)
Balance Sheet Data
Total Assets(8)	$6,812.8	$8,972.4	$9,964.3	$8,738.2	$6,934.2	$5,993.4
Capitalization:
Short-term debt	70.0	115.0	37.5	360.5	638.9	1,208.9
Long-term debt due within one year	5.5	13.6	31.6	127.1	788.8	237.3
Long-term debt, less amount due within one year	3,525.4	3,602.3	3,743.5	3,324.3	1,842.5	1,374.6
Junior subordinated notes/company preferred securities	277.7	277.7	649.1	649.1	200.0	200.0
Common shareholders’ equity, excluding the effect of unearned compensation	1,532.9	1,287.7	1,692.3	2,642.8	2,015.9	1,559.5
Total capitalization	5,411.5	5,296.3	6,154.0	7,103.8	5,486.1	4,580.3
Book value per share of common stock	7.38	6.45	9.01	15.03	14.44	12.34

(1)	Results for the six months ended June 30, 2005 include a pretax charge of $71.5 million for debt extinguishment costs in connection with the redemption of our 10.5% notes due 2007.
(2)	Results for the six months ended June 30, 2004 include pretax charges of $151.9 million related to the valuation adjustment for the sale of the interest in the Texas Independent Energy project, $26.0 million for debt extinguishment and taxes on cash repatriation from Guatemala, and $6.7 million related to valuation adjustments at TECO Solutions and TECO Transport that were partially offset by the pretax gain from the sale of TECO Energy’s interest in its propane business of $19.7 million.
(3)	Results for the year ended December 31, 2004 include the effect of items that reduced pretax income by $789.1 million, including: impairments of $609.5 million related to the Dell and McAdams projects and $152.3 million related to our investment in Texas Independent Energy; an impairment at the TECO Guatemala segment of $21.1 million related to turbines; debt-related costs of $8.9 million; and other pretax charges of $17.1 million, partially offset by the pretax gain from the sale of interests in the propane business.
(4)	Results for the year ended December 31, 2003 include the effect of items that reduced pretax income by $112.7 million, including: asset impairments totaling $125.2 million at Tampa Electric and the TECO Guatemala segment related to turbines; $14.3 million at TECO Guatemala to write-down development and license costs; and other pretax charges of $29.5 million, partially offset by the pretax gain on the sale of Hardee Power Partners.
(5)	Results for the year ended December 31, 2002 include the effect of items that reduced pretax income totaling $48.2 million, including $34.1 million at TECO Energy related to a debt refinancing, and asset valuations of $14.1 million.
(6)	Results for the year ended December 31, 2001 include the effect of items that reduced pretax income totaling $11.7 million for asset valuations.
(7)	Results for the year ended December 31, 2000 include the effect of items that reduced pretax income totaling $1.1 million.
(8)	Figures as of December 31, 2004, 2003, 2002, 2001 and 2000 reflect reclassification of deferred tax liabilities as a component of net deferred tax assets.

THE EXCHANGE OFFER

Purpose and Effect of Exchange Offer

We sold the old 6.75% notes and the old floating rate notes on May 26, 2005 and June 7, 2005, respectively, in unregistered private placements to a group of investment banks as initial purchasers. As part of those offerings, we entered into registration rights agreements with the initial purchasers. Under the registration rights agreements, we agreed to file the registration statement, of which this prospectus forms a part, to offer to exchange the old 6.75% notes and the old floating rate notes for new 6.75% notes and new floating rate notes, respectively, in offerings registered under the Securities Act. This exchange offering satisfies those obligations. We also agreed to perform other obligations under those registration rights agreements. See “Registration Rights; Additional Payments.”

By participating in the exchange offer, holders of the old 6.75% notes and old floating rate notes will receive new 6.75% notes and new floating rate notes, respectively, that are freely tradable and not subject to restrictions on transfer, subject to the exceptions described under “—Resale of New Notes” immediately below. Holders of new notes generally will not be entitled to additional payments.

If the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes acquired by the broker-dealer as a result of market-making activities or other trading activities, the holder must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.”

Resale of New Notes

We believe that the new notes issued in exchange for the old notes may be offered for resale, resold and otherwise transferred by any new noteholder without compliance with the registration and prospectus delivery provisions of the Securities Act if the conditions set forth below are met. We base this belief solely on interpretations of the federal securities laws by the staff of the Division of Corporation Finance of the SEC set forth in several no-action letters issued to third parties unrelated to us. A no-action letter is a letter from the staff of the Division of Corporation Finance of the SEC responding to a request for the staff’s views as to whether it would recommend any enforcement action to the Division of Enforcement of the SEC with respect to certain actions being proposed by the party submitting the request. We have not obtained, and do not intend to obtain, our own no-action letter from the SEC regarding the resale of the new notes. Instead, holders will be relying on the no-action letters that the SEC has issued to third parties in circumstances that we believe are similar to ours. Based on these no-action letters, the following conditions must be met:

•	the holder must acquire the new notes in the ordinary course of its business;

•	the holder must have no arrangements or understanding with any person to participate in the distribution of the new notes within the meaning of the Securities Act; and

•	the holder must not be an “affiliate,” as defined in Rule 405 of the Securities Act, of ours.

Each holder of old notes that wishes to exchange old notes for new notes in the exchange offer must represent to us that it satisfies all of the above listed conditions. Any holder who tenders in the exchange offer who does not satisfy all of the above listed conditions:

•	cannot rely on the position of the SEC set forth in the no-action letters referred to above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

The SEC considers broker-dealers that acquired old notes directly from us, but not as a result of market-making activities or other trading activities, to be making a distribution of the new notes if they participate in the exchange offer. Consequently, these holders must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

Each broker-dealer that receives new notes for its own account in exchange for old notes acquired by that broker-dealer as a result of market-making activities or other trading activities must deliver a prospectus in connection with a resale of the new notes and provide us with a signed acknowledgement of this obligation. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of new notes received in exchange for old notes where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to broker-dealers for use in connection with any resale of the new notes.

Except as described in the prior paragraph, holders may not use this prospectus for an offer to resell, a resale or other retransfer of new notes. We are not making this exchange offer to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

Terms of the Exchange

Upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, which we refer to together in this prospectus as the “exchange offer,” we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue, on or promptly after the expiration date, an aggregate principal amount of up to $200 million of new 6.75% notes and up to $100 million of new floating rate notes for a like principal amount of outstanding old 6.75% notes and old floating rate notes, respectively, tendered and accepted in connection with the exchange offer. Holders may tender some or all of their old notes in connection with the exchange offer, but only in integral multiples of $1,000. The exchange offer is not conditioned upon any minimum amount of old notes being tendered for exchange.

The terms of the new notes are identical in all material respects to the terms of the respective old notes exchanged therefor, except that:

•	we have registered the new notes under the Securities Act and therefore these notes will not bear legends restricting their transfer; and

•	specified rights under the registration rights agreement, including the provisions providing for payment of additional payments in specified circumstances relating to the exchange offer, will be limited or eliminated.

The new 6.75% notes and new floating rate notes will evidence the same debt as the old 6.75% notes and old floating rate notes, respectively. The new 6.75% notes and new floating rate notes each will be issued under and entitled to the same benefits under the same indentures as the old 6.75% notes and old floating rate notes, respectively, that are being exchanged. As of the date of this prospectus, $200 million in aggregate principal amount of the old 6.75% notes and $100 million in aggregate principal amount of the old floating rate notes were outstanding. Old notes accepted for exchange will be retired and cancelled and not reissued.

In connection with the issuance of the old notes, we arranged for the old notes originally purchased by qualified institutional buyers to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. Except as described below under “—Book-Entry Transfer,” we will issue the new notes in the form of a global note registered in the name of DTC or its nominee, and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC.

We will be considered to have accepted validly tendered old notes if and when we have given oral or written notice to that effect to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

If we do not accept any tendered old notes for exchange because of an invalid tender, the occurrence of the other events described in this prospectus or otherwise, we will return these old notes, without expense, to the tendering holder as quickly as possible after the expiration date of the exchange offer.

Holders who tender old notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of old notes in connection with the exchange offer. We will pay all charges and expenses, other than the applicable taxes described below under “—Fees and Expenses,” in connection with the exchange offer.

Upon completion of the exchange offer, any old notes which holders do not tender or which we do not accept in the exchange offer will remain outstanding and continue to accrue interest. The holders of old notes after the exchange offer in general will not have further rights under the registration rights agreements, including registration rights and any rights to additional payments. Holders wishing to transfer the old notes would have to rely on exemptions from the registration requirements of the Securities Act.

Expiration Date; Extensions; Amendments

The expiration date for the exchange offer is 5:00 p.m., New York City time, on October 14, 2005. We may extend this expiration date in our sole discretion, but in no event to a date later than October 20, 2005, unless otherwise required by applicable law. If we so extend the expiration date, the term “expiration date” shall mean the latest date and time to which we extend the exchange offer.

We reserve the right, in our sole discretion:

•	to delay accepting any old notes, for example, in order to allow for the confirmation of tendered notes or for the correction of any irregularity or defect in the tender of old notes;

•	to extend the exchange offer;

•	to terminate the exchange offer if, in our sole judgment, any of the conditions described below shall not have been satisfied; or

•	to amend the terms of the exchange offer in any manner.

We will give notice by press release or other written public announcement of any delay, extension or termination to the exchange agent. In addition, we will give, as promptly as practicable, oral or written notice regarding any delay in acceptance, extension or termination of the offer to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, or if we waive a material condition, we will promptly disclose the amendment or waiver in a manner reasonably calculated to notify the holders of old notes of the amendment or waiver, and extend the offer as required by law to cause the exchange offer to remain open for at least five business days following such notice.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination, amendment or waiver regarding the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange new notes for, any old notes and we may terminate the exchange offer as provided in this prospectus, if:

•	the exchange offer, or the making of any exchange by a holder, violates, in our good faith determination, any applicable law, rule or regulation or any applicable interpretation of the staff of the SEC;

•	any action or proceeding shall have been instituted or threatened with respect to the exchange offer which, in our reasonable judgment, would impair our ability to proceed with the exchange offer; or

•	we have not obtained any governmental approval which we, in our sole discretion, exercised reasonably, consider necessary for the completion of the exchange offer as contemplated by this prospectus.

The conditions listed above are for our sole benefit. We may assert them regardless of the circumstances giving rise to any of these conditions or waive them in our sole discretion in whole or in part. A failure on our part to exercise any of our rights under any of the conditions shall not constitute a waiver of that right, and that right shall be considered an ongoing right which we may assert at any time prior to the expiration of the exchange offer. All such conditions, other than those subject to governmental approval, will be satisfied or waived prior to the expiration of the exchange offer.

If we determine in our sole discretion, exercised reasonably, that any of the events listed above has occurred, we may, subject to applicable law:

•	refuse to accept any old notes and return all tendered old notes to the tendering holders;

•	extend the exchange offer and retain all old notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these old notes; or

•	waive unsatisfied conditions relating to the exchange offer and accept all properly tendered old notes that have not been withdrawn.

Any determination by us concerning the above events will be final and binding. In addition, we reserve the right in our sole discretion, exercised reasonably, to:

•	purchase or make offers for any old notes that remain outstanding subsequent to the expiration date; and

•	to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise.

The terms of any purchases or offers may differ from the terms of the exchange offer. Those purchases would require the consent of the lenders under our credit facilities.

Procedures for Tendering

Except in limited circumstances, only a Euroclear participant, Clearstream participant or DTC participant listed on a DTC securities position listing with respect to the old notes may tender old notes in the exchange offer. To tender old notes in the exchange offer:

•	holders of old notes that are DTC participants may follow the procedures for book-entry transfer as set forth below under “—Book-Entry Transfer” and in the letter of transmittal; or

•	Euroclear participants and Clearstream participants on behalf of the beneficial owners of old notes are required to use book-entry transfer pursuant to the standard operating procedures of Euroclear or Clearstream. These procedures include the transmission of a computer-generated message to Euroclear or Clearstream in lieu of a letter of transmittal. See the description of “agent’s message” below under “—Book-Entry Transfer.”

In addition, you must comply with one of the following:

•	the exchange agent must receive, before expiration of the exchange offer, a timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC, Euroclear or Clearstream according to their respective standard operating procedures for electronic tenders and a properly transmitted agent’s message as described below; or

•	the exchange agent must receive any corresponding certificate or certificates representing old notes along with the letter of transmittal; or

•	the holder must comply with the guaranteed delivery procedures described below.

The tender by a holder of old notes will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If less than all the old notes held by a holder are tendered, the tendering holder should fill in the amount of old notes being tendered in the specified box on the letter of transmittal. The entire amount of old notes delivered or transferred to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of old notes, the letter of transmittal and all other required documents or transmission of an agent’s message, as described below under “—Book-Entry Transfer,” to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent prior to the expiration of the exchange offer. No letter of transmittal or old notes should be sent to us, DTC, Euroclear or Clearstream. Delivery of documents to DTC, Euroclear or Clearstream in accordance with their respective procedures will not constitute delivery to the exchange agent.

Any beneficial holder whose old notes are registered in the name of his or its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the beneficial holder’s behalf. If any beneficial holder wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in its name; or

•	obtain a properly completed bond power from the registered holder.

•	The transfer of record ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal, as described below under “—Withdrawal of Tenders,” must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution,” within the meaning of Rule 17Ad-15 under the Exchange Act, which we refer to in this prospectus as an “eligible institution,” unless the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, the old notes must be endorsed or accompanied by appropriate bond powers which authorize the person to tender the old notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the old notes. If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

We will determine in our sole discretion, exercised reasonably, all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered old notes. We reserve the absolute right to reasonably reject any and all old notes not properly tendered or any old notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects or irregularities as to any particular old notes. Our interpretation of the form and procedures for tendering old notes in the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, holders must cure any defects or irregularities in connection with tenders of old notes within a period we will determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give this notification. We will not consider tenders of old notes to have been made until these defects or irregularities have been cured or waived. The exchange agent will return any old notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right, as set forth above under “—Conditions to the Exchange Offer,” to terminate the exchange offer.

By tendering, each holder represents to us, among other things, that:

•	the holder is acquiring new notes pursuant to the exchange offer in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person to participate in the distribution of the new notes within the meaning of the Securities Act; and

•	the holder is not our “affiliate,” as defined in Rule 405 under the Securities Act.

If the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes acquired by the broker-dealer as a result of market-making activities or other trading activities, the holder must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.”

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the old notes at DTC, Euroclear and Clearstream for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s DTC account in accordance with DTC’s Automated Tender Offer Program procedures for the transfer. Any participant in Euroclear or Clearstream may make book-entry delivery of old notes by causing Euroclear or Clearstream to transfer the old notes into the exchange agent’s account in accordance with established Euroclear or Clearstream procedures for transfer. The exchange of new notes for tendered old notes will only be made after a timely confirmation of a book-entry transfer of the old notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message.

The term “agent’s message” means a message, transmitted by DTC, Euroclear or Clearstream, and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC, Euroclear or Clearstream has received an express acknowledgment from a participant tendering old notes that the participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against the participant. Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC, Euroclear or Clearstream participant that the representations contained in the letter of transmittal and described above under “—Resale of New Notes” are true and correct.

Guaranteed Delivery Procedures

The following guaranteed delivery procedures are intended for holders who wish to tender their old notes but:

•	their old notes are not immediately available;

•	the holders cannot deliver their old notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date; or

•	the holders cannot complete the procedure under the respective DTC, Euroclear or Clearstream standard operating procedures for electronic tenders before expiration of the exchange offer.

The conditions that must be met to tender old notes through the guaranteed delivery procedures are as follows:

•	the tender must be made through an eligible institution;

•	before expiration of the exchange offer, the exchange agent must receive from the eligible institution either a properly completed and duly executed notice of guaranteed delivery in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message in lieu of notice of guaranteed delivery:

•	setting forth the name and address of the holder, the certificate number or numbers of the old notes tendered and the principal amount of old notes tendered;

•	stating that the tender offer is being made by guaranteed delivery;

•	guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile of the letter of transmittal, together with the old notes tendered or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent must receive the properly completed and executed letter of transmittal, or facsimile of the letter of transmittal, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer;

•	upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Your tender of old notes pursuant to the exchange offer is irrevocable except as otherwise provided in this section. You may withdraw tenders of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by facsimile transmission or letter, of withdrawal at the address set forth under “Exchange Agent” or

•	for DTC, Euroclear or Clearstream participants, holders must comply with their respective standard operating procedures for electronic tenders and the exchange agent must receive an electronic notice of withdrawal from DTC, Euroclear or Clearstream.

Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes to be withdrawn;

•	include a statement that the person is withdrawing his election to have such old notes exchanged;

•	be signed by the person who tendered the old notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees; and

•	specify the name in which the old notes are to be re-registered, if different from that of the withdrawing holder.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC, Euroclear or Clearstream to be credited with the withdrawn old notes and otherwise comply with the procedures of the applicable facility. We will determine in our sole discretion, exercised reasonably, all questions as to the validity, form and eligibility, including time of receipt, for the withdrawal notices, and our determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect to them unless the old notes so withdrawn are validly retendered. Any old notes which have been tendered but which are not accepted for exchange will be returned to the holder without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following the procedures described above under “—Procedures for Tendering” at any time prior to the expiration date.

Fees and Expenses

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and its related reasonable out-of-pocket expenses, including accounting and legal fees. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes. If, however:

•	new notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes tendered; or

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer;

then the tendering holder must pay the amount of any transfer taxes due, whether imposed on the registered holder or any other persons. If the tendering holder does not submit satisfactory evidence of payment of these taxes or exemption from them with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The new 6.75% notes and new floating rate notes will be recorded at the same carrying value as the old 6.75% notes and old floating rate notes, respectively, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses that we will pay in connection with the exchange offer will increase our deferred financing costs, which we will amortize over the ten year term of the 6.75% notes and the five year term of the floating rate notes, in accordance with generally accepted accounting principles.

Consequences of Failures to Properly Tender Old Notes in the Exchange

We will issue the new notes in exchange for old notes under the exchange offer only after timely receipt by the exchange agent of the old notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders of the old notes desiring to tender old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of old notes for exchange. Old notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer under the Securities Act. Upon completion of the exchange offer, specified rights under the registration rights agreements, including registration rights and any right to additional payments, will be either limited or eliminated.

Participation in the exchange offer is voluntary. In the event the exchange offer is completed, we will not be required to register the remaining old notes. Remaining old notes will continue to be subject to the following restrictions on transfer:

•	holders may resell old notes only if we register the old notes under the Securities Act, if an exemption from registration is available, or if the transaction requires neither registration under nor an exemption from the requirements of the Securities Act; and

•	the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not anticipate that we will register the remaining old notes under the Securities Act. To the extent that old notes are tendered and accepted in connection with the exchange offer, any trading market for remaining old notes could be adversely affected.

DESCRIPTION OF THE NOTES

We issued the old 6.75% notes, and will issue the new 6.75% notes, as a separate series of debt securities under an indenture, dated as of August 17, 1998, as supplemented by a tenth supplemental indenture, between us and The Bank of New York, as trustee. We issued the old floating rate notes and will issue the new floating rate notes as a separate series of debt securities under that same indenture, as supplemented by an eleventh supplemental indenture, between us and The Bank of New York, as trustee. The indenture was filed as an exhibit to our Registration Statement on Form S-3 dated August 24, 1998 (File No. 333-60819). The tenth and eleventh supplemental indentures were filed as exhibits to our Current Reports on Form 8-K filed on May 31, 2005 and June 8, 2005, respectively. Unless specifically stated otherwise, references to the indenture are to the indenture as so supplemented.

The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The new 6.75% notes and the old 6.75% notes and also the new floating rate notes and the old floating rate notes, respectively, will be identical in all material respects, except that the respective new notes will be registered under the Securities Act and be free of any obligation regarding registration and will not be entitled to any additional payments. Accordingly, unless specifically stated to the contrary, the following description applies equally to the old notes and the new notes.

The following description is a summary of the material provisions of the indenture relating to the notes. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as set forth under “Available Information.”

For purposes of the following description, unless otherwise indicated, a business day is any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulations to close in New York, New York. Capitalized terms used but not defined in this description are defined in the indenture; a summary of some of these terms is provided below under “—Certain Definitions.”

General

The notes are our unsubordinated and unsecured obligations and rank equally in right of payment with all of our other unsubordinated and unsecured indebtedness. The notes do not limit other indebtedness or securities that we or any of our subsidiaries may incur or issue or, except as described below under “—Negative Pledge,” contain financial or similar restrictions on us or any of our subsidiaries. In addition, because we are a holding company that conducts our operations through our subsidiaries, holders of the notes have a junior position to the claims of creditors of our subsidiaries. The notes do not have a sinking fund. We may, without the consent of the holders of the notes, issue additional notes having the same ranking, the same interest rate, maturity and other terms, and the same CUSIP number, as the notes. Any additional notes having such similar terms, together with the notes that they are similar with, will constitute a single series of notes under the indenture.

Principal and Maturity

6.75% Notes

The aggregate principal amount of the 6.75% notes is $200,000,000. The 6.75% notes will mature on May 1, 2015.

Floating Rate Notes

The aggregate principal amount of the floating rate notes is $100,000,000. The floating rate notes will mature on May 1, 2010.

Interest

6.75% Notes

The 6.75% notes bear interest at 6.75% per year (computed based on a 360-day year consisting of twelve 30-day months) for the period from May 26, 2005 to, but excluding, May 1, 2015. Interest on the 6.75% notes will be payable semi-annually on May 1 and November 1 of each year, commencing November 1, 2005. Interest payments will be made to the persons in whose names the 6.75% notes are registered on the 15th calendar day (whether or not a business day) immediately preceding the related interest payment date.

Additional payments on the 6.75% notes will be payable under some circumstances as described under “Registration Rights; Additional Payments.”

If we fail to pay any interest on the 6.75% notes when due or we fail to pay principal of or premium, if any, on the 6.75% notes when due, interest will accrue on such unpaid interest or principal or premium at the same interest rate applicable to the 6.75% notes, until such unpaid interest or principal or premium is paid in full.

Floating Rate Notes

The floating rate notes bear interest at a variable rate equal to LIBOR plus 2.0% (computed based on a 360-day year consisting of twelve 30-day months) for the period from June 7, 2005 to, but excluding, May 1, 2010. The interest rate is reset quarterly. The interest rate for the first quarterly period ending July 31, 2005 is 5.37%. Interest on the floating rate notes will be payable quarterly on February 1, May 1, August 1 and November 1 of each year, commencing August 1, 2005. Interest payments will be made to the persons in whose names the floating rate notes are registered on the 15th calendar day (whether or not a business day) immediately preceding the related interest payment date.

All calculations of percentages with respect to interest will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or 0.09876545) being rounded to 9.87655% (or 0.0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the floating rate notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

Additional payments on the floating rate notes will be payable under some circumstances as described under “Registration Rights; Additional Payments.”

If we fail to pay any interest on the floating rate notes when due or we fail to pay principal of or premium, if any, on the floating rate notes when due, interest will accrue on such unpaid interest or principal or premium at the same interest rate applicable to the floating rate notes, until such unpaid interest or principal or premium is paid in full.

Form

The new notes will be issued only in fully registered form, without coupons, in minimum denominations of $1,000 or integral multiples of $1,000 in excess of $1,000. The new notes will be issued as global securities. See “Book-Entry, Delivery and Form” for additional information concerning the new notes and the book-entry system. The Depository Trust Company, or DTC, will be the depositary with respect to the new notes. The new notes will trade in DTC’s Same-Day Funds Settlement System until maturity or earlier redemption, as the case may be, and secondary market trading activity in the new notes will therefore settle in immediately available funds. We will make all payments of principal and interest in immediately available funds to DTC in The City of New York.

Optional Redemption

6.75% Notes

We may redeem all or any part of the 6.75% notes at our option at any time and from time to time at a redemption price equal to the greater of:

•	100% of the principal amount of the 6.75% notes then outstanding to be redeemed, plus accrued and unpaid interest thereon to the redemption date; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the 6.75% notes then outstanding to be redeemed (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (computed based on a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 50 basis points (0.50%), as calculated by an Independent Investment Banker, plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, as of any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the 6.75% notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes. If the remaining term of the 6.75% notes to be redeemed is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if an Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means any of UBS Securities LLC, Citigroup Global Markets Inc. or Morgan Stanley & Co. Incorporated or any of their respective successors, as designated by us, or if all such firms are unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

“Reference Treasury Dealer” means:

•	UBS Securities LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and their respective successors; provided that, if any such Reference Treasury Dealer ceases to be a primary U.S. Government securities dealer in New York City (Primary Treasury Dealer), we will substitute another Primary Treasury Dealer, and

•	up to two other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by an Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to an Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

We will mail a notice of redemption at least 30 days but no more than 60 days before the redemption date to each holder of 6.75% notes to be redeemed. If we elect to partially redeem the 6.75% notes, the trustee will select in a fair and appropriate manner the 6.75% notes to be redeemed.

If we plan to redeem the 6.75% notes, before the redemption occurs, we are not required to:

•	issue, register the transfer of, or exchange any 6.75% note during the period beginning 15 days before the notice of redemption is mailed and ending on the day the notice is mailed; or

•	after the notice of redemption is mailed, register the transfer of or exchange any 6.75% note selected for redemption, except, if we are redeeming only a part of a 6.75% note, we are required to register the transfer of or exchange the unredeemed portion of the 6.75% note if the holder so requests.

Unless we default in the payment of the redemption price, interest will cease to accrue on the 6.75% notes or portions thereof called for redemption on the applicable redemption date.

Floating Rate Notes

We may redeem all or any part of the floating rate notes at our option at any time before May 1, 2007, at a redemption price equal to the greater of:

•	100% of the principal amount of floating rate notes then outstanding to be redeemed, plus accrued and unpaid interest thereon to the redemption date; or

•	the sum of the present values of the remaining scheduled payments of principal and interest (such interest payments to be determined in accordance with the indenture and the floating rate notes assuming LIBOR in effect on the date of such redemption would be LIBOR in effect through May 1, 2007) on the floating rate notes then outstanding to be redeemed (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a quarterly basis (computed based on a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 50 basis points (0.50%), as calculated by an Independent Investment Banker, plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, as of any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to May 1, 2007 that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to May 1, 2007. If the period from the redemption date to May 1, 2007 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if an Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means any of UBS Securities LLC, Citigroup Global Markets Inc. or Morgan Stanley & Co. Incorporated or any of their respective successors, as designated by us, or if all such firms are unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

“Reference Treasury Dealer” means:

•	UBS Securities LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and their respective successors; provided that, if any such Reference Treasury Dealer ceases to be a primary U.S. Government securities dealer in New York City (Primary Treasury Dealer), we will substitute another Primary Treasury Dealer, and

•	up to two other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by an Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to an Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

On or after May 1, 2007, we may redeem all or any part of the floating rate notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the floating rate notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of each year indicated below, subject to the rights of holders of the floating rate notes on the relevant record date to receive interest on the relevant interest payment date:

Floating Rate Notes

Optional Redemption Price

Year	Percentage
2007	102%
2008	101%
2009 and thereafter	100%

We will mail a notice of redemption at least 30 days but no more than 60 days before the redemption date to each holder of floating rate notes to be redeemed. If we elect to partially redeem the floating rate notes, the trustee will select in a fair and appropriate manner the floating rate notes to be redeemed.

If we plan to redeem the floating rate notes, before the redemption occurs, we are not required to:

•	issue, register the transfer of, or exchange any floating rate note during the period beginning 15 days before the notice of redemption is mailed and ending on the day the notice is mailed; or

•	after the notice of redemption is mailed, register the transfer of or exchange any floating rate note selected for redemption, except, if we are redeeming only a part of a floating rate note, we are required to register the transfer of or exchange the unredeemed portion of the floating rate note if the holder so requests.

Unless we default in the payment of the redemption price, interest will cease to accrue on the floating rate notes or portions thereof called for redemption on the applicable redemption date.

Consolidation, Merger, Etc.

We will not consolidate or merge with or into any other corporation or other organization, or sell, convey or transfer all or substantially all of our assets to any individual or organization, unless:

•	the successor is an individual or organization organized under the laws of the United States or any state thereof or the District of Columbia or under the laws of a foreign jurisdiction and such successor consents to the jurisdiction of the courts of the United States or any state thereof;

•	the successor or transferee expressly assumes our obligations under the indenture; and

•	the consolidation, merger, sale or transfer does not cause the occurrence of a default under the indenture.

Upon the assumption by the successor of our obligations under the indenture and the notes, and the satisfaction of any other conditions required by the indenture, the successor will succeed to and be substituted for us under the indenture.

Negative Pledge

Restrictions on Secured Debt. Pursuant to a covenant in the indenture, if we incur, issue, assume or guarantee any indebtedness for borrowed money represented by notes, bonds, debentures or other similar evidences of indebtedness, secured by a mortgage, pledge or other lien on any Principal Property or on any capital stock or indebtedness of any Subsidiary of ours held directly by us, we will secure the notes equally and ratably with (or prior to) such indebtedness, so long as such indebtedness shall be so secured. This restriction will not apply to, and there shall be excluded in computing secured indebtedness for the purpose of such restriction, indebtedness secured by (a) liens on shares of stock or debt of any corporation existing at the time such corporation becomes a Subsidiary, (b) liens in favor of any Subsidiary, (c) liens on property, shares of stock or debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), purchase money mortgages and construction cost mortgages existing at or incurred within 180 days of the time of acquisition thereof, (d) liens existing on the first date on which either any 6.75% notes were issued under the tenth supplemental indenture or any floating rate notes were issued under the eleventh supplemental indenture were authenticated by the trustee, (e) liens under one or more credit facilities for indebtedness in an aggregate principal amount not to exceed 3% of Consolidated Net Assets at any time outstanding, and (f) any extension, renewal or replacement of any debt secured by any liens referred to in the foregoing clauses (a) through (e), inclusive. As of the date of this prospectus, we do not own or lease any Principal Property.

Certain Definitions

Set forth below is a summary of certain defined terms used in the indenture. Reference is made to the indenture for a full definition of all terms as well as any other capitalized terms used herein and not otherwise defined.

“Consolidated Net Assets” means the aggregate amount of assets (less reserves and other deductible items) after deducting current liabilities, excluding short-term debt and current maturities of long-term debt, as shown on the most recently available quarterly or annual consolidated balance sheet of ours and our Subsidiaries prepared in accordance with generally accepted accounting principles.

“LIBOR” means, for each quarterly period during which any note is outstanding subsequent to the initial quarterly period, the rate determined by a calculation agent appointed by us, which shall initially be the trustee, equal to the applicable British Bankers’ Association LIBOR rate for deposits in U.S. dollars for a period of three months as reported on Telerate Page 3750 or by any generally recognized financial information service as of 11:00 a.m. (London time) two London Banking Days prior to the first day of such quarterly period; provided that, if no such British Bankers’ Association LIBOR rate is available to the calculation agent, the calculation agent will request the principal London office of each of four major banks in the London interbank market, as selected by the calculation agent after consultation with us, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, two London Banking Days prior to the first day of such quarterly period, to prime banks in the London interbank market for deposits in amounts not less than $1.0 million in United States dollars for a three-month period beginning on the first day of such quarterly period. If at least two such offered quotations are so provided, LIBOR for such quarterly period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the calculation agent will request each of three major banks in New York City, as selected by the calculation agent after consultation with us, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, two London Banking Days prior to the first day of such quarterly period, for loans in amounts not less than $1.0 million in United States dollars to leading European banks for a three-month period beginning on the first day of such quarterly period. If at least two such rates are so provided, LIBOR for such quarterly period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then LIBOR for such quarterly period will be LIBOR in effect with respect to the immediately preceding Interest Period.

“London Banking Day” means any day in which dealings in U.S. dollar deposits are transacted in the London interbank market.

“Principal Property” means any building, structure or other facility (together with the land on which it is erected and fixtures comprising a part thereof) used primarily for manufacturing, processing, research, warehousing or distribution owned or leased by us and having a net book value in excess of 2% of Consolidated Net Assets (as defined above).

“Subsidiary” means, with respect to any person, any corporation, association or other business entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such person.

Modification of the Indenture

The indenture provides that we or the trustee may modify or amend its terms with the consent of (i) the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each affected series and (ii) 66 2/3% in aggregate principal amount of the outstanding debt securities of all affected series. However, without the consent of each holder of all of the outstanding debt securities affected by a modification, we may not:

•	change the date stated on the debt securities on which any payment of principal or interest is stated to be due;

•	reduce the principal amount or any premium or interest on, any debt securities, including the amount payable upon acceleration of the maturity thereof;

•	change the place of payment or currency of payment of principal of, or premium, if any, or interest on, any debt securities;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt securities after the stated maturity (or, in the case of redemption, on or after the redemption date); or

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of the holders of which is required for modification or amendment of the indenture, for waiver of compliance with some provisions of the indenture or for waiver of some defaults.

Under limited circumstances and only upon the fulfillment of conditions, we and the trustee may make modifications and amendments of the indenture without the consent of any holders of the debt securities.

The holders of not less than a majority in aggregate principal amount of the outstanding notes may waive any past default under the indenture with respect to the notes except:

•	a default in the payment of principal of, or any premium or interest on, any notes;

•	in respect of a covenant or provision under the indenture which cannot be modified or amended without the consent of the holder of each outstanding note.

Events of Default

An event of default with respect to the 6.75% notes or the floating rate notes is any one of the following events:

(1)        we fail to pay any interest on (or additional payments pursuant to the registration rights agreement with respect to) the 6.75% notes or the floating rate notes, as applicable, when due, and such failure has continued for 30 days;

(2)        we fail to pay principal of or premium, if any, on the 6.75% notes or the floating rate notes, as applicable, when due;

(3)        we fail to perform any other covenant in the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than the 6.75% notes or the floating rate notes, as applicable), and such failure has continued for 90 days after we receive written notice as provided in the indenture; or

(4)        certain events of our bankruptcy or insolvency described in the indenture.

If any event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding 6.75% notes or the floating rate notes, as applicable, may declare the principal amount of all the 6.75% notes or the floating rate notes, as applicable, to be immediately due and payable. Under some circumstances, the holders of a majority in principal amount of the outstanding 6.75% notes or the floating rate notes, as applicable, may rescind and annul that declaration and its consequences.

Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default occurs and is continuing, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the 6.75% notes or the floating rate notes, as applicable, unless the holders have offered to the trustee reasonable security or indemnity.

Subject to such provisions for security and indemnification of the trustee and other rights of the trustee, the holders of a majority in principal amount of the outstanding 6.75% notes or the floating rate notes, as applicable, have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the 6.75% notes or the floating rate notes, as applicable.

The holder of a note will have an absolute and unconditional right to receive payment of the principal of and any premium and, subject to limitations specified in the indenture, interest on such note on its stated maturity date (or, in the case of redemption, on the redemption date) and to institute suit for the enforcement of any of these payments.

We must furnish to the trustee an annual statement that to the best of our knowledge we are not in default in the performance and observance of any terms, provisions or conditions of the indenture or, if there has been such a default, specifying each default and its status.

Satisfaction and Discharge of the Indenture

We will have satisfied and discharged the indenture and it will cease to be in effect (except as to our obligations to compensate, reimburse and indemnify the trustee pursuant to the indenture and some other obligations) when we deposit or cause to be deposited with the trustee, in trust, an amount sufficient to pay and discharge the entire indebtedness on the debt securities issued under the indenture not previously delivered to the trustee for cancellation, for the principal (and premium, if any) and interest to the date of the deposit (or to the stated maturity date or earlier redemption date for debt securities that have been called for redemption).

Defeasance of Debt Securities

We cause ourselves (subject to the terms of the indenture) to be discharged from any and all obligations with respect to the notes (except for certain obligations to register the transfer or exchange of the notes, to replace the notes if stolen, lost or mutilated, to maintain paying agencies and to hold money for payment in trust) on and after the date the conditions set forth in the indenture are satisfied. Such conditions include the deposit with the trustee, in trust for such purpose, of money and/or U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on the notes on the stated maturity date of such payments or upon redemption, as the case may be, in accordance with the terms of the indenture and the notes.

Under current federal income tax law, the defeasance of the notes would be treated as a taxable exchange of the notes in which holders of the notes would recognize gain or loss. In addition, thereafter, the amount, timing and character of amounts that holders would be required to include in income might be different from that which would be includable in the absence of such defeasance. Prospective investors are urged to consult their own tax advisors as to the specific consequences of a defeasance, including the applicability and effect of tax laws other than the U.S. federal income tax law.

The Trustee

The trustee for the notes is The Bank of New York, which maintains banking relationships with us in the ordinary course of business and serves as trustee under other indentures with us and some of our affiliates.

Governing Law

The indenture and the notes are governed by and construed in accordance with the laws of the State of New York.

BOOK-ENTRY, DELIVERY AND FORM

The new notes will be issued in global form. Each global note will be deposited upon issuance with, or on behalf of DTC, and registered in the name of Cede & Co., as DTC’s nominee.

DTC is a limited-purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between those participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Access to DTC’s system is also available to indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

We expect that under procedures established by DTC:

•	upon deposit of the global notes, DTC will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the global notes; and

•	ownership of such interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes may hold their interests directly through DTC if they are participants in that system, or indirectly through organizations which are participants in that system. All interests in a global note may be subject to the procedures and requirements of DTC. The laws of some states require that some persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to those persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and some banks, the ability of a person with beneficial interests in a global note to pledge that interest to persons that do not participate in the DTC system, or to take other actions regarding that interest, may be affected by the lack of a physical certificate evidencing those interests.

Except as described below, owners of interests in the global notes will not have new notes registered in their name, will not receive physical delivery of new notes in certificated form and will not be considered the registered owners or holders of new notes for any purpose.

Payments on the global notes registered in the name of DTC or its nominee will be payable by the trustee to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the trustee will treat the persons in whose names the new notes, including the global notes, are registered, as the owners for the purpose of receiving those payments and for any and all other purposes.

Consequently, neither the trustee nor any agent of the trustee has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to, or payments made on account of beneficial ownership interests in, the global note or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global note; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC’s current practice, upon receipt of any payment on securities such as the new notes, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amounts of beneficial interests in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on the payment date. Payments by the participants and the indirect participants to the beneficial owners of the new notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the new notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

DTC will take any action permitted to be taken by a holder of the new 6.75% notes and new floating rate notes only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only in respect of such portion of the new 6.75% notes and new floating rate notes, as applicable, as to which the participant or participants has or have given such direction. However, if there is an event of default with respect to the notes, DTC reserves the right to exchange the global notes for notes in certificated form and to distribute the certificated notes to its participants.

A global note is exchangeable for notes in registered certificated form if:

•	DTC notifies us that it is unwilling or unable to continue as clearing agency for the global notes or has ceased to be a clearing agency registered under the Securities Exchange Act of 1934 and we fail to appoint a successor clearing agency;

•	we in our sole discretion elect to cause the issuance of definitive certificated notes; or

•	there has occurred and is continuing an event of default under the indenture.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we have not independently determined the accuracy thereof. We will not have any responsibility for the performance by DTC or its participants of their obligations under the rules and procedures governing their operations.

REGISTRATION RIGHTS; ADDITIONAL PAYMENTS

The following description is a summary of the material provisions of the registration rights agreements entered into by us and the initial purchasers on May 26, 2005 and June 7, 2005 in connection with the offerings of the old 6.75% notes and old floating rate notes, respectively. It does not restate those agreements. We urge you to read the registration rights agreements in their entirety because they, and not this description, define your registration rights as the holders of the notes. See “Available Information.”

Pursuant to the registration rights agreements, we agreed to file a registration statement, of which this prospectus forms a part, on an appropriate form under the Securities Act relating to a registered offer to exchange the old 6.75% notes and old floating rate notes for the new 6.75% notes and new floating rate notes, respectively.

We also agreed to file a shelf registration to cover resales of “transfer restricted securities,” as described below, if:

•	because of any change in law or applicable interpretations thereof by the staff of the SEC, we are not permitted to effect an exchange offer or the exchange offer is not consummated on or before October 26, 2005, which is 30 business days after the date on which the exchange offer registration statement was declared effective; or

•	any holder of transfer restricted securities notifies us prior to the 20th business day following consummation of the exchange offer that:

•	it is prohibited by law or SEC policy from participating in the exchange offer;

•	it may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus and this prospectus is not appropriate or available for such resales; or

•	it is a broker-dealer and owns notes acquired directly from us or an affiliate of ours; or

•	the initial purchasers so request with respect to old notes not eligible to be exchanged for new notes in the exchange offer.

The date on which any of the foregoing occurs is referred to as a “trigger date.” Also, for purposes of the foregoing, “transfer restricted securities” means each note until the earliest to occur of:

•	the date on which such note has been exchanged by a person other than a broker-dealer for a freely transferable new note in the exchange offer;

•	following the exchange by a broker-dealer in the exchange offer of an old note for a new note, the date on which the new note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of this prospectus;

•	the date on which the note has been effectively registered under the Securities Act and disposed of in accordance with a shelf registration statement; or

•	the date on which the note is distributed to the public pursuant to Rule 144 under the Securities Act or is saleable pursuant to Rule 144(k) under the Securities Act.

We will make additional payments over and above the stated interest rate of the notes from and including the date on which any “registration default,” as described below, occurs to, but excluding, the date on which all registration defaults have been cured, to each holder of transfer restricted securities at a rate of 0.25% per year for the first 90-day period immediately following the occurrence of the registration default; provided, however, that we shall in no event be required to make additional payments for more than one registration default at any given time. The rate at which additional payments are made shall increase by an additional 0.25% per year with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum of 1.0% per year. Any amounts of additional payments shall be paid to holders of transfer restricted securities in the same manner and on the same respective dates as interest payments on the notes.

For purposes of this section, a “registration default” will be deemed to occur if:

(i)	this exchange offer is not consummated on or before October 26, 2005; or

(ii)	notwithstanding that we have consummated or will consummate an exchange offer, we otherwise are required by either registration rights agreement to file a shelf registration statement as described above and:

(A)	such shelf registration statement is not filed within 90 days of the applicable trigger date; or

(B)	such shelf registration statement is not declared effective within 120 days of the applicable trigger date; or

(iii)	any registration statement has been declared effective but such registration statement thereafter ceases to be effective or such registration statement or the related prospectus ceases to be usable in connection with resales of transfer restricted securities because either:

(A)	any event occurs as a result of which the related prospectus would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in light of the circumstances under which they were made not misleading; or

(B)	it shall be necessary to amend such registration statement or supplement the related prospectus to comply with the Securities Act.

A registration default described in clause (iii) above will be deemed not to have occurred and be continuing in relation to a shelf registration statement or the related prospectus if such registration default has occurred solely as a result of:

•	the filing of a post-effective amendment to such shelf registration statement to incorporate annual audited financial information with respect to us where such post-effective amendment is not yet effective and needs to be declared effective to permit holders to use the related prospectus; or

•	other material events that would need to be described in such shelf registration statement or the related prospectus if we are proceeding promptly and in good faith to amend or supplement such shelf registration statement and the related prospectus to describe such events or we have delayed filing and distributing any such amendment or supplement if there is a possible acquisition or business combination or other transaction involving us that would require disclosure in the shelf registration statement or the related prospectus, and we determine in the exercise of our reasonable judgment that such disclosure is not in our best interests or the best interests of our stockholders at such time.

We will not be entitled to delay filing or distributing any such supplement or amendment for more than 30 days (whether or not consecutive) in any period of three consecutive months or more than 90 days for all such periods in any period of 12 consecutive months. If such registration default occurs for a continuous period in excess of 30 days, additional payments shall be payable from the day such registration default occurs until such registration default is cured.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain United States federal income tax considerations relating to the exchange of old 6.75% notes and old floating rate notes for new 6.75% notes and new floating rate notes, respectively, and of the ownership and disposition of the new notes. This summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” administrative pronouncements, judicial decisions and final, temporary and proposed regulations, all of which are subject to change. Any change could be applied retroactively in a way that could cause the tax consequences to differ from the consequences described below, possibly with adverse effect.

This summary applies only to persons who hold the old notes and the new notes as capital assets within the meaning of Section 1221 of the Code, that is, for investment purposes. This summary does not discuss all aspects of United States federal income taxation that may be relevant to holders subject to special tax rules (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities or currencies, persons who hold the notes through a partnership or other pass-through entity, persons subject to alternative minimum tax, persons holding the notes as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, persons whose functional currency is not the U.S. dollar or persons who have ceased to be U.S. citizens or to be taxed as resident aliens). This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the law of any state, local, foreign or other taxing jurisdiction.

You are urged to consult your own tax advisor regarding the application of United States federal income tax laws to your particular situation and the consequences of federal estate and gift tax laws and state, local and foreign tax laws.

As used in this summary, the term “U.S. holder” means a beneficial owner of a note that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if a valid election is in place to treat the trust as a United States person.

As used in this summary, the term “non-U.S. holder” means a beneficial owner of a note that is not a U.S. holder.

Tax Consequences to U.S. Holders

Exchange Offer

The exchange of the old notes for the new notes in connection with the exchange offer will not be a taxable sale or exchange for federal income tax purposes. As a result,

•	a U.S. holder will not recognize taxable gain or loss as a result of exchanging such holder’s old notes for new notes;

•	the holding period of the notes received pursuant to the exchange offer will include the holding period of the old notes exchanged therefor;

•	the adjusted basis of the new notes received pursuant to the exchange offer will be the same as the adjusted basis of the notes exchanged therefor immediately before the exchange; and

•	any market discount or bond premium applicable to the old notes will carry over to the new notes.

Interest Payments on the New 6.75% Notes

Stated interest payments on the new 6.75% notes will generally be taxable as ordinary interest income at the time the interest accrues or is received in accordance with a holder’s regular method of accounting for federal income tax purposes.

Interest Payments on the New Floating Rate Notes

Because (i) the new floating rate notes provide for stated interest at a single qualified floating rate throughout the period prior to their maturity (thereby qualifying the new floating rate notes as variable rate debt instruments) and (ii) the interest on the new floating rate notes during such period is unconditionally payable at least annually in cash or property (other than debt instruments of TECO Energy), payments of stated interest on the new floating rate notes will generally be taxable to a U.S. holder as ordinary interest income at the time the interest accrues or is received in accordance with a holder’s regular method of accounting for federal income tax purposes. A qualified floating rate is any floating rate the variations in which reasonably can be expected to measure contemporaneous variations in the cost of newly-borrowed funds in the currency in which the notes are denominated (such as LIBOR).

Additional Payments Upon Registration Default

We may be obligated in certain circumstances to pay amounts in excess of stated interest on the new notes in the event of a Registration Default. See “Registration Rights; Additional Payments.” Under Treasury regulations, the possibility of such excess amounts being paid will not affect the amount of interest income a holder recognizes, in advance of the payment of such excess amounts, if there is only a remote chance as of the date the notes were issued that the holder will receive such amounts. We have taken the position that the likelihood that we will be obligated to pay such excess amounts is remote. Our determination that these contingencies are remote is binding on a holder unless the holder discloses a contrary position in the manner required by applicable Treasury regulations. Our determination is not binding on the Internal Revenue Service, or the IRS, however, and if the IRS were to challenge this determination, a holder might be required to accrue income on the notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income that a holder must recognize.

Market Discount

If a holder acquires a new note, or purchased an old note which the holder exchanges for a new note, for an amount that is less than its stated redemption price at maturity, the difference will be treated as “market discount,” unless the difference is less than a statutorily defined de minimis amount, and the new note will be subject to the market discount rules. The holder of a new note that is subject to the market discount rules will be required to treat any full or partial principal payment or any gain recognized on the maturity, sale or other disposition of the note as ordinary income, to the extent that the gain does not exceed the accrued market discount on the note. The amount of market discount treated as having accrued will be determined either:

•	on a straight-line basis by multiplying the market discount times a fraction, the numerator of which is the number of days the note was held by the holder and the denominator of which is the total number of days after the date the holder acquired the note up to, and including, the note’s maturity date; or

•	if the holder so elects, on the basis of a constant rate of compound interest.

The holder of a new note subject to the market discount rules may elect to include market discount in income currently, through the use of either the straight-line inclusion method or the elective constant interest rate method, in lieu of recharacterizing gain upon disposition as ordinary income to the extent of accrued market discount at the time of disposition. Once made, this election will apply to all debt instruments with market discount acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If an election is made to include market discount on a debt instrument in income currently, the basis of the debt instrument in the hands of the holder will be increased by the market discount thereon as it is included in income.

A holder that does not elect to include the market discount on a new note in income currently may be required to defer interest expense deductions for a portion of the interest paid on indebtedness incurred or continued to purchase or carry the note, until the maturity of the note, its earlier disposition in a taxable transaction or, if the holder so elects, a subsequent taxable year in which sufficient income exists with respect to the new note.

Amortizable Bond Premium

If a holder purchases a new note or purchased an old note for an amount in excess of all amounts payable on the note after the purchase date, other than payments of stated interest, the excess will constitute bond premium. In general, a holder may elect to amortize bond premium by offsetting stated interest allocable to an accrual period with the premium allocable to that period at the time that the holder takes the interest into account under the holder’s regular method of accounting for U.S. federal income tax purposes. Bond premium is allocable to an accrual period on a constant yield basis. Because the new notes are redeemable at our option (see “Description of the Notes—Optional Redemption”), special rules will apply which require a holder to determine the yield and maturity of a note for purposes of calculating and amortizing bond premium by assuming that we will exercise our option to redeem the holder’s note in a manner that maximizes the holder’s yield. If we do not exercise our option to redeem the note in the manner assumed, then solely for purposes of calculating and amortizing any remaining bond premium, the holder must treat the note as retired and reissued on the deemed redemption date for its adjusted acquisition price as of that date. The adjusted acquisition price of the note is the holder’s initial investment in the note, decreased by the amount of any payments, other than qualified stated interest payments, received with respect to such note and any bond premium previously amortized by the holder.

Once made, the election to amortize bond premium on a constant yield method applies to all debt instruments (other than debt instruments the interest on which is excludable from gross income) held or subsequently acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Sale, Redemption, Retirement or other Taxable Disposition of the Notes

A holder of a new note will recognize gain or loss (except to the extent attributable to accrued interest) upon the sale, redemption, retirement or other taxable disposition of the note equal to the difference between

•	the amount of cash and the fair market value of any property received and

•	the holder’s adjusted tax basis in the note.

A holder’s adjusted tax basis in a new note generally will equal the cost of the new note or the old note exchanged therefor, increased by any accrued market discount previously included in income and decreased by the amount of any principal payments received with respect to that note and any amortized bond premium.

If a holder disposes of a note between interest payment dates, a portion of the amount received represents stated interest accrued to the date of disposition and must be reported as ordinary interest income, and not as proceeds from the disposition, in accordance with the holder’s regular method of accounting for federal income tax purposes. Subject to the market discount rules discussed above, any gain or loss recognized by a holder on the disposition of a new note will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period is more than one year. Non-corporate taxpayers may be subject to a maximum federal income tax rate of 15% on net long-term capital gains for taxable years beginning before January 1, 2009.

United States Federal Income Tax Consequences to Non-U.S. Holders

The following discussion applies only to non-U.S. holders. This discussion does not address all aspects of United States federal income taxation that may be relevant to non-U.S. holders in light of their special circumstances. For example, special rules may apply to a non-U.S. holder that is a “controlled foreign corporation” or “passive foreign investment company” and those holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Interest Payments on the New Notes

The 30% United States federal withholding tax should not apply to any payment of interest on the notes provided that:

•	the holder does not own actually or constructively 10% or more of the total combined voting power of TECO Energy;

•	the holder is not a controlled foreign corporation related to TECO Energy through actual or constructive stock ownership;

•	the holder is not a bank whose receipt of interest on the new notes is described in Section 881(c)(3)(A) of the Code; and

•	either (a) the holder provides the holder’s name and address on an IRS Form W-8BEN (or other applicable form) and certifies, under penalty of perjury that the holder is not a United States person, or (b) a financial institution holding the notes on the holder’s behalf certifies, under penalty of perjury, that it has received an IRS Form W-8BEN (or other applicable form) from the beneficial owner and provides a copy or, in the case of certain foreign intermediaries, satisfies other certification requirements under the applicable United States Treasury regulations.

Special certification requirements apply to certain non-U.S. holders that are entities rather than individuals.

If a holder cannot satisfy the requirements described above, payments of interest made to the holder will be subject to the 30% United States federal withholding tax, unless the holder qualifies for a reduced rate of withholding under a tax treaty or the payments are exempt from withholding because they are effectively connected with the holder’s conduct of a trade or business in the United States (or, where a tax treaty applies, are attributable to a United States permanent establishment maintained by the holder) and the holder satisfies the applicable certification and disclosure requirements. In order to claim a reduction in or exemption from the 30% withholding tax under an applicable tax treaty, a holder must provide a properly executed IRS Form W-8BEN (or a suitable substitute form). A holder must provide an IRS Form W-8ECI (or a suitable substitute form) in order to claim that the interest payments are exempt from the withholding tax because they are effectively connected with the holder’s conduct of a trade or business in the United States.

A non-U.S. holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Exchange Offer

The exchange of the old notes for the new notes pursuant to the exchange offer will not constitute a taxable event for a non-U.S. holder.

Sale, Redemption, Retirement or other Taxable Disposition of the New Notes

Subject to the discussion below concerning effectively connected income and backup withholding, a holder will not be subject to United States federal income tax on any gain realized on the sale, redemption, retirement or other disposition of a note unless the holder is an individual who is present in the United States for at least 183 days during the year of disposition of the note and other conditions are satisfied.

Effectively Connected Income

If a holder is engaged in a trade or business in the United States and the holder’s investment in a new note is effectively connected with such trade or business, the holder will be exempt from the 30% withholding tax on interest (provided a certification requirement, generally on IRS Form W-8ECI, is met) and will instead generally be subject to regular United States federal income tax on a net income basis on any interest and gain with respect to the new notes in the same manner as if the holder were a U.S. holder. In addition, if a holder is a foreign corporation, the holder may be subject to a branch profits tax of 30% (or the lower rate provided by an applicable income tax treaty) of the holder’s earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business in the United States. If a holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to United States federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States.

Information Reporting and Backup Withholding

Interest on, and proceeds received from the sale of, a new note generally will be reported to U.S. holders, other than certain exempt recipients, such as corporations, on IRS Form 1099. In addition, a backup withholding tax may apply to payments with respect to the new notes if the U.S. holder fails to furnish the payor with a correct taxpayer identification number or other required certification or fails to report interest or dividends required to be shown on the holder’s federal income tax returns.

In general, a non-U.S. holder will not be subject to backup withholding with respect to interest payments on the new notes if such holder has provided the statement described above under “—United States Federal Income Tax Consequences to Non-U.S. Holders—Interest Payments on the New Notes” and we do not have actual knowledge or reason to know that such holder is a U.S. person. Information reporting on IRS Form 1042-S may still apply to interest payments, however. In addition, a non-U.S. holder will not be subject to backup withholding with respect to the proceeds of the sale of a note made within the United States or conducted through certain United States financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that such holder is a United States person or such holder otherwise establishes an exemption. Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining such exemptions, if available.

Backup withholding is not an additional tax, and amounts withheld as backup withholding will be allowed as a refund or credit against a holder’s federal income tax liability, provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of new notes received in exchange for old notes where the broker-dealer acquired those old notes as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with those resales.

We will not receive any proceeds from any sale of new notes by broker-dealers. Broker-dealers may sell new notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes.

Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of those new notes may be deemed to be an “underwriter” within the meaning of the Securities Act. A profit on any resale of those new notes and any commissions or concessions received by any those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the old notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes, including any broker-dealers, against specified liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Palmer & Dodge LLP, Boston, Massachusetts, will pass upon the validity and enforceability of the new notes for us. In rendering its opinion, Palmer & Dodge LLP will rely on the opinion of Ropes & Gray LLP with respect to matters of New York law.

EXPERTS

The consolidated financial statements, financial statement schedules and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Registration Statement by reference to TECO Energy Inc.’s Current Report on Form 8-K dated May 23, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given the authority of said firm as experts in auditing and accounting.

EXCHANGE AGENT

We have appointed The Bank of New York as exchange agent in connection with the exchange offer. Holders should direct letters of transmittal or notices of guaranteed delivery to the exchange agent as follows:

By Mail, Hand Delivery or Overnight Courier: The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street – 7 East New York, New York 10286 Attention: Mr. Kin Lau	By Facsimile Transmission: The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street – 7 East New York, New York 10286 Attention: Mr. Kin Lau (212) 298-1915

For Information or Confirmation by Telephone:

The Bank of New York

Corporate Trust Operations

Reorganization Unit

101 Barclay Street – 7 East

New York, New York 10286

Attention: Mr. Kin Lau

(212) 815-3750

Delivery of a letter of transmittal to any address or facsimile number other than the one set forth above will not constitute a valid delivery.

INFORMATION AGENT

We have appointed Morrow & Co., Inc. as information agent in connection with the exchange offer. Holders should direct questions and requests for assistance and additional copies of this prospectus to the information agent as follows:

Morrow & Co., Inc.

445 Park Avenue, 5th Floor

New York, New York 10022

(212) 754-8000

Securityholders please call toll free: (800) 607-0088

Banks & Brokers call: (800) 654-2468

Email: teco.info@morrowco.com